Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/27/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

SEC Mail Processing

3. Provide the applicant's mailing address (if different):
   N/A

JUN 28 2019

Washington, DC

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005



19003689

RECEIVED
2019 JUL -1 PM 2:41
SEC / TM

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.



Date: 06/27/19 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 27th day of June (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020



Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

SEC Mail Processing
JUN 28 2019
Washington, DC

June 27, 2019

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2019 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and together, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2019 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Bakkt Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchanges during the year ended December 31, 2018. In each case, ICE acquired the entity after December 31, 2018. In addition, Ex. D does not include

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019), (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Ex. D includes financial statements for two entities that are not on the ICE Organizational Chart: When-Tech, LLC and YellowJacket, Inc. Those entities were merged into ICE Data, LP on April 29, 2019 and so are no longer in existence.

Each of the Exchanges is filing an Exhibit F with (a) the Pillar Connectivity Questionnaire (CQ), which was updated to add NYSE Chicago, and (b) with the exception of NYSE Chicago, the NYSE Gateways Session Request Form. In addition, NYSE Chicago is filing a Clerk and Non-Registered Individual Application, which was updated to add Non-Registered Persons as well as to change the signatory requirement.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary, at (212) 656-2938 or martha.redding@theice.com

Sincerely,



Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 2019

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT A

The Twelfth Amended and Restated Operating Agreement of New York Stock Exchange LLC and additional information regarding New York Stock Exchange LLC are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Information Memos are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT C

Information in respect of each subsidiary or affiliate of New York Stock Exchange LLC, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

The unconsolidated financial statements for each subsidiary or affiliate of New York Stock Exchange LLC for the last fiscal year follow.

This Exhibit D does not include the financial statements of BAKKT Clearing, LLC, DACC Technologies, Inc., Digital Asset Custody Company, Inc., and 10th Floor Software, LLC because such entities were not affiliates of the Exchange during the year ended December 31, 2018.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., Creditex Securities Corporation, or TMC Bonds, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

This Exhibit D includes the financial statements for When-Tech LLC and YellowJacket, Inc. which were each merged into ICE Data LP on April 29, 2019 and so are no longer in existence.


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NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	522
Due from affiliates		211,824
Income tax receivable		1,119
Current assets		213,465
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Assets		362,848
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		9,842
SEC fees payable		2,538
Current liabilities		12,380
Liabilities		12,380
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		377,357
Equity		377,886
Total liabilities and equity	$	362,848

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	70,900
Data services fees, net		4,633
Other revenues		27,044
Transaction based expenses		(7,815)
Total revenue, less transaction-based expenses		**94,762**
Compensation and benefits		0
Professional services		28
Technology and communication		2,554
Selling, general and administrative		1,002
Affiliate expense		29,840
Operating expenses		**33,424**
Operating income		**61,338**
Affiliate interest expense		204
Other expense, net		**204**
Pre-tax net income		**61,134**
Income tax expense		1,086
Net income		**60,048**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC

Balance Sheet

As of December 31, 2018

(Unaudited)

(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 182,577
Current assets	182,577
OTHER NON-CURRENT ASSETS:	
Other intangibles, net	400,000
Other non-current assets	400,000
Total assets	$ 582,577
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Other current liabilities	-
Current liabilities	-
Total liabilities	-
NON-CONTROLLING INTEREST	71,000
EQUITY:	
Contributed capital	511,500
Retained earnings	77
Total equity	511,577
Total liabilities and equity	$ 582,577

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT Holdings, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Intercompany expenses	-
Operating expenses	-
Operating loss	-
Interest income	104
Other income(expense) net	(27)
Other income, net	77
Pre-tax net income	77
Income tax expense	-
Net income	$ 77

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

BAKKT Management, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS:	
Other intangibles, net	4
Other non-current assets	4
Total assets	$ 4
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	4
Current liabilities	4
Total liabilities	4
EQUITY:	
Contributed capital	-
Retained earnings	-
Total equity	-
Total liabilities and equity	$ 4

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAAKT, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Intercompany expenses	-
Operating expenses	-
Operating loss	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		0
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	$	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	$	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	**0**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	1
Current liabilities		1
Total liabilities		1
EQUITY:		
Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

OTHER EXPENSE:	
Other expense	0
Other expense	0
Net loss	$ 0

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	25,688
Current assets		25,688
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		59
Accumulated depreciation		(59)
Property and equipment net		0
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		2,900
Other non-current assets		8,302
Total assets	**$**	**33,990**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	16
Accrued salaries and benefits		18
Current liabilities		34
Total liabilities		**34**
EQUITY:		
Contributed Capital		29,093
Retained Earnings		4,863
Equity		**33,956**
Total liabilities and equity	**$**	**33,990**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Chatham Energy LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	2,290
Operating revenues		**2,290**
OPERATING EXPENSES:		
Compensation and benefits		622
Professional services		8
Rent and occupancy		91
Technology and communication		69
Selling, general and administrative		12
Depreciation and amortization expense		1,112
Intercompany affiliate expense		215
Operating expenses		**2,129**
Net income	**$**	**161**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	59
Income tax receivable		4
Current assets		63
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	$	**33,395**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	4
Due to affiliates		261
Income Tax Payable		(26)
Current liabilities		239
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		11,472
Non-current liabilities		11,472
Total liabilities		**11,711**
EQUITY:		
Additional paid-in capital		1,950
Retained earnings		16,675
Accumulated other comprehensive income		3,059
Equity		**21,684**
Total liabilities and equity	$	**33,395**

ɔf management, the accompanying unaudited financial statements contain all adjustments (consisting of normal tments) necessary to fairly present our financial position and results of operations for the period presented. Certain rmally included in financial statements prepared in accordance with accounting principles generally accepted in the f America have been condensed or omitted. These financial statements do not include income taxes accounting and accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of ıl Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ·ted accounting principles for complete financial statements. These financial statements should be read in conjunction ɔntinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are ır Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Compensation and benefits	
Professional services	
Selling, general & administration	(1)
Operating expenses	**(1)**
Operating income	**1**
OTHER EXPENSE:	
Other expense	**49**
Pre-tax net loss	(48)
Income tax expense	(246)
Net loss	$ **(294)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS	
Investment in subsidary	2,529
Other non-current assets	2,529
Total Assets	**$ 2,529**
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	$ -
Current liabilities	-
Total liabilities	-
EQUITY:	
Retained earnings	2,529
Member Equity	**2,529**
Total Liabilities and Member Equity	**$ 2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD. LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	7
Income tax receivable		10
Prepaid expenses and other current assets		129
Current assets		146
Total assets	$	146

LIABILITIES and EQUITY

Current liabilities:		
Due to affilates, net	$	3
Current liabilities		3
Total liabilities		3
Equity:		
Contributed capital		-
Retained earnings		143
Total equity		143
Total liabilities and equity	$	146

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CHXBD. LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Compensation and benefits	
Professional services	(3)
Technology and communication	3
Selling, general and adminstrative	36
Operating expenses	36
Operating loss	(36)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(36)
Income tax expense	10
Net loss	$ (26)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Commodities Exchange Center (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1
Total member equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	449
Income tax receivable		2
Current assets		451
PROPERTY AND EQUIPMENT		
Property and equipment cost		803
Accumulated depreciation		(185)
Property and equipement, net		618
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		98
Other non-current assets		98
Assets		1,167
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		8
Accrued salaries and benefits		864
Due to affiliates		8,749
Current liabilities		9,621
NON-CURRENT LIABILITIES:		
Deferred tax liability - non-current		65
Non-current liabilities		65
SHAREHOLDERS EQUITY:		
Contributed capital		307
Retained deficit		(8,826)
Equity		(8,519)
Total liabilities and equity	$	1,167

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Market Data Fees	$	16,133
Affiliate income		58
Total revenue		**16,191**
Compensation and benefits		3,552
Professional services		1,473
Acquisition-related transaction and integration costs		115
Technology and communication		1,303
Selling, general and administrative		148
Depreciation and amortization		2,994
Operating expenses		**9,585**
Operating income		**6,606**
Other income, net		282
Other income, net		**282**
Pre-tax net income		**6,888**
Income tax benefit		259
Net income		**7,147**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	5,669
Accounts receivable, net of allowance		6
Prepaid expenses and other current assets		29
Current income tax receivable		5
Current assets		5,709
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		33,177
Accumulated depreciation		(27,377)
Property and equipment, net		5,800
OTHER NON-CURRENT ASSETS:		
Goodwill		358,771
Other intangibles, net		10,146
Other noncurrent assets		150
Other non-current assets		369,067
Assets		380,576
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		105
Accrued salaries and benefits		4,759
Due to affiliates, net		470,758
Current liabilities		475,622
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		1,895
Other Non Current Liabilities		52
Non-current liabilities		1,947
Liabilities		477,569
EQUITY:		
Additional paid-in capital		24,446
Contributed capital		410,698
Retained deficit		(533,830)
Accumulated other comprehensive income		1,693
Equity		(96,993)
Total liabilities and equity	$	380,576

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction fees, net	$	138
Other revenue		0
Affiliate revenue		13,810
Total revenue		13,948
Compensation and benefits		13,145
Professional services		150
Technology and communications		467
Rent and other occupancy		1,218
Selling, general & administration		262
Amortization & depreciation expense		10,200
Service & license fees to affiliate		7,341
Operating expenses		32,783
Operating loss		(18,835)
Interest income		25
Interest expense to affiliates		1,112
Other expense, net		649
Other expense, net		1,786
Pre-tax net loss		(17,049)
Income tax benefit		2,502
Net loss	$	(14,547)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Member equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	94
Accounts receivable, net of allowance		993
Due from affiliates, net		500,731
Assets	$	501,818
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		411,577
Equity	$	501,818
Total liabilities and equity	$	501,818

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice
TRADE THE WORLD

CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction fees, net	$	3,688
Total revenue		3,688
Selling, general & administration		78
Service & license fees to affiliate		112
Operating expenses		190
Operating income		3,498
Other income, net		(15)
Pre-tax net income		3,483
Net income	$	3,483

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	610
Investment in affiliates		4,178
Other noncurrent assets		4,788
Assets	$	4,788
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		6,513
Current liabilities		6,513
EQUITY:		
Retained deficit		(2,307)
Accumulated other comprehensive income		582
Equity		(1,725)
Total liabilities and equity	$	4,788

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



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CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		(101)
Net loss	$	(101)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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DCFB, LLC(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Electric Railroad LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	68
Due from affliliate		891
Current assets		959
NON-CURRENT ASSETS:		
Deferred Tax Asset		27
Non-current assets		27
Total assets	**$**	**986**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		298
Accrued salaries and benefits		168
Current liabilities		**466**
EQUITY:		
Contributed capital		151
Retained earnings		369
Equity		**520**
Total liability and equity	**$**	**986**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	(178)
Operating expenses	**(178)**
Pre-tax net income	178
Income tax expense	132
Net income	**$ 46**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	$ 1
Total assets	1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Highway Networks LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE 4165 LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:	
Cash Clearing	
Other assets	1
Total assets	$ 1
LIABILITIES AND EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total equity	$ 1



ICE 5660 LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(14)
Prepaids		29
Current assets		15
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		137,202
Accumulated depreciation		(35,967)
Property and equipment, net		101,235
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	101,388
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,170
Due to affiliate		115,742
Other		56
Current liabilities		116,968
Total liabilities		116,968
EQUITY:		
Contributed capital		37,776
Retained deficit		(53,356)
Equity		(15,580)
Total liabilities and equity	$	101,388

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE 5660 LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue		0
OPERATING EXPENSES:		
Professional Services		728
Rent and other occupancy		3,048
Selling, general and administrative		1,490
Amortization and depreciation expense		9,269
Operating expenses		**14,535**
Net loss	**$**	**(14,535)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Atrium, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	450
Accounts receivable, net of allowance		390
Prepaid expenses and other current assets		879
Income tax receivable		43
Current assets		1,762
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,169
Accumulated depreciation		(378)
Property and equipment, net		791
NON-CURRENT ASSETS:		
Goodwill		1,126
Other non-current assets		8
Deferred tax receivable		994
Other non-current assets		2,128
Assets		4,681
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		991
Accrued salaries and benefits		222
Due to affiliates		6,046
Current liabilities		7,259
Liabilities		7,259
SHAREHOLDERS EQUITY:		
Additional paid-in capital		83
Retained deficit		(2,661)
Equity		(2,578)
Total liabilities and equity	$	4,681

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Atrium, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$	1,878
Affiliate revenue		-
Total revenue		**1,878**
Compensation and benefits		1,587
Professional services		112
Technology and communication		4,111
Rent and occupancy		80
Selling, general and administrative		(43)
Depreciation and amortization		237
Affiliate expense		1,317
Operating expenses		**7,401**
Operating loss		**(5,523)**
Other expense (income), net		(98)
Other expense, net		**(98)**
Pre-tax net loss		**(5,425)**
Income tax benefit		1,131
Net loss		**(4,294)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliate	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	63,742
Cash - clearing member deposits		25,225,628
Accounts receivable, net of allowance		8,016
Restricted Cash		90,000
Prepaid expenses and other current assets		19,943
Current Income Tax Receivable		3,549
Current Assets		25,410,878
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		46,964
Accumulated depreciation		(32,056)
Property and equipment, net		14,908
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	25,475,786
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	37,917
Accrued salaries and benefits		5,325
Due to affiliates		10,017
Margin deposits and guaranty funds		25,225,641
Deferred revenue		2,705
Current liabilities		25,281,605
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		23
Other Non Current Liabilities		148
Noncurrent liabilities		171
Liabilities		25,281,776
EQUITY:		
Contributed capital		105,072
Retained earnings		88,938
Total equity		194,010
Total liabilities and equity	$	25,475,786

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	122,778
Market Data Fees		47
Other revenue		45,796
Affiliate revenue		4,861
Total Revenue		173,482
Expenses:		
Compensation and benefits		18,591
Professional services		574
Technology and communication		5,506
Rent and occupancy		1,046
Selling, general and administrative		882
Depreciation and amortization		7,825
Service and license fees to affiliates		28,804
Operating Expenses		63,228
Operating Income		110,254
Other expense, net		(2,963)
Pre-Tax Net Income		107,291
Income tax expense		(1,745)
Net Income	$	109,036

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	23,236
Margin deposits and guaranty funds	6,718,764
Restricted Cash	93,100
Accounts receivable, net of allowance	35,092
Prepaid expenses and other current assets	3,769
Current assets	6,873,961
Other non-current assets:	
Restricted cash	61,000
Deferred tax asset - noncurrent	1,886
Other non-current assets	62,886
Total assets	6,936,847
Current liabilities:	
Accounts payable and accrued liabilities	12,846
Accrued salaries and benefits	1,935
Margin deposits and guaranty funds	6,718,764
Deferred Revenue	1,241
Due to affiliates, net	31,063
Current liabilities	6,765,849
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	6,203
Noncurrent portion of licensing agreement	-
Noncurrent Liabilities	6,203
Total liabilities	6,772,052
Equity:	
Contributed capital	62,542
Retained earnings	102,255
Total equity	164,797
Total liabilities and equity	6,936,849

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	300,477
Other revenues		21,741
Service and license fees for affiliates		689
Total revenues		322,907
Expenses:		
Compensation and benefits		9,928
Professional services		1,381
Technology and communication		479
Rent and occupancy		838
Selling, general and adminstrative		2,450
Service and license fees to affiliates		58,690
Operating expenses		73,766
Operating income		249,141
Other expenses, net		3,318
Interest expense to affiliates		(500)
Other expense, net		2,818
Pre-tax net income		251,959
Income tax expense		69,623
Net income	$	182,336

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS		
Cash & Equivalents		(36)
Prepaid expenses and Other Current Assets		133
		97
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		7,870
Accumulated depreciation		(7,386)
Property and equipment net		484
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		19
Other noncurrent assets		4,795
Total assets	$	**5,376**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	257
Accrued salaries and benefits		778
Due to affiliate		20,365
Current liabilities		21,400
Total liabilities		**21,400**
EQUITY:		
Contributed capital		8,940
Retained deficit		(24,964)
Equity		**(16,024)**
Total liabilities and equity	$	**5,376**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princip generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deriv from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but c not include all of the information required by generally accepted accounting principles for complete financial statements These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements an notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	-
OPERATING EXPENSES:	
Compensation and benefits	463
Professional services	0
M&A Expenses	500
Rent and other occupancy	409
Technology	72
Selling, general & administration	40
Amortization & depreciation expense	427
Service & license fees to affiliates	528
Operating expenses	**2,439**
Other Income net	**5**
Pre-tax net loss	(2,434)
Net loss	$ **(2,434)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics LLC
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:	
Accounts receivable, net of allowance	6,632
Prepaid expenses and other current assets	442
Income tax receivable	12
Due from affiliates, net	347,938
Current assets	355,024
Property and equipment:	
Property and equipment cost	16,171
Accumulated depreciation	(6,189)
Property and equipment, net	9,982
Other non-current assets:	
Other noncurrent assets	154
Other non-current assets	154
Total assets	$ 365,160

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	1,090
Accrued salaries and benefits	2,716
Deferred revenue	1,217
Current liabilities	5,023
Non-current liabilities:	
Other noncurrent liabilities	1,792
Non-current liabilities	1,792
Total liabilities	6,815
Equity:	
Contributed capital	1,248
Retained earnings	357,097
Total equity	358,345
Total liabilities and equity	$ 365,160

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data Analytics LLC
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 35,901
Total revenues	35,901
Expenses:	
Compensation and benefits	10,160
Professional services	94
Acquisition-related transaction and integration costs	214
Technology and communication	2,008
Rent and occupancy	1,521
Selling, general and administrative	491
Depreciation and amortization	3,421
Operating expenses	17,909
Operating income	17,992
Other income, net	1
Pre-tax net income	17,993
Income tax expense	7
Net income	$ 17,986

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity and Feeds, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	20,367
Income tax receivable	338
Prepaid expenses and other current assets	367
Current assets	21,072
Property and equipment:	
Property and equipment cost	13,742
Accumulated depreciation	(7,988)
Property and equipment, net	5,754
Other non-current assets:	
Other noncurrent assets	849
Deferred tax assets- non-current	6,537
Other non-current assets	7,386
Total assets	$ 34,212
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	4,888
Accrued salaries and benefits	4,553
Deferred revenue	761
Due to affiliates, net	180,086
Current liabilities	190,288
Non-current liabilities:	
Other noncurrent liabilities	335
Deferred revenue- long-term	549
Non-current liabilities	884
Total liabilities	191,172
Equity:	
Contributed capital	2,946
Retained deficit	(159,906)
Total equity	(156,960)
Total liabilities and equity	$ 34,212

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity and Feeds, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	69,660
Affiliate revenue		324
Total revenues		69,984
Expenses:		
Compensation and benefits		28,757
Professional services		2,525
Acquisition-related transaction and integration costs		493
Technology and communication		22,223
Rent and occupancy		2,571
Selling, general and administrative		805
Depreciation and amortization		2,785
Affiliate expense		9,695
Operating expenses		69,854
Operating loss		130
Other expense, net		68
Other income, net		68
Pre-tax net loss		198
Income tax benefit		3,310
Net income	$	3,508

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 194
Accounts receivable, net of allowance	14,474
Prepaid expenses and other current assets	236
Current assets	**14,904**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	36,041
Accumulated depreciation	(22,511)
Property and equipment, net	**13,530**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	13,668
Other non-current assets	**320,390**
Total assets	**$ 348,824**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 827
Accrued salaries and benefits	338
Due to affiliate	27,548
Deferred revenue, current	24,313
Income tax payable	209
Current liabilities	**53,235**
NON-CURRENT LIABILITIES:	
Deferred tax liability- non-current	7,518
Other non-current liabilities	2,922
Non-current liabilities	**10,440**
Total liabilities	**63,675**
EQUITY:	
Additional paid-in-capital	6,962
Retained earnings	278,187
Total equity	**285,149**
Total Liabilities and equity	**$ 348,824**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Data services fees, net	$ 54,857
Affiliate revenue	13
Total revenue	**54,870**
Compensation and benefits	2,080
Professional services	72
Technology and communication	8,303
Rent and occupancy	215
Selling, general and administrative	756
Depreciation and amortization	19,625
Affiliate expense	41,131
Operating expenses	**72,182**
Operating loss	**(17,312)**
Interest income	7
Other income, net	21
Other expense, net	**28**
Pre-tax net loss	**(17,284)**
Income tax benefit	2,560


ice
TRADE THE WORLD

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	819
Accounts receivable, net of allowance		22,870
Prepaid expenses and other current assets		347
Current assets		24,036
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2,932
Accumulated depreciation		(291)
Property and equipment, net		2,641
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		41,967
Other non-current assets		132,862
Assets		159,539
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,039
Accrued salaries and benefits		1,798
Due to affilities		132,429
Deferred revenue		(283)
Current liabilities		136,983
NON-CURRENT ASSETS:		
Other non-current liabilities		58
Liabilities		137,041
SHAREHOLDERS EQUITY:		
Additional paid in capital		1,053
Retained earnings		21,445
Equity		22,498
Total liabilities and equity	$	159,539

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$ 52,558
Affiliate revenues	373
Total revenue	**52,931**
Compensation and benefits	8,301
Professional services	589
Technology and communication	10,432
Selling, general and administrative	633
Depreciation and amortization	7,852
Affiliate expenses	4,978
Operating expenses	**32,785**
Operating income	**20,146**
Affiliate interest expense	2,935
Other expense	60
Other expense, net	**2,995**
Pre-tax net income	**17,151**
Net income	**17,151**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data LP Controller: ICE Data Mgmt Grp LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash ands Cash Equivalents		(19)
Accounts receivable, net of allowance	$	6,767
Prepaids and other current assets		-
Current income tax receivable		-
Due from affiliates		105,297
Current Assets		112,045
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		21
Accumulated depreciation		(21)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		0
Other noncurrent assets		0
Total assets	$	112,045
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	146
Accrued salaries and benefits		1,179
Income taxes payable		31
Deferred revenue		1,694
Current liabilities		3,050
Non Current Liabilities		(460)
Total liabilities		2,590
EQUITY:		
Contributed capital		6,218
Retained earnings		103,237
Equity		109,455
Total liabilities and equity	$	112,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.


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ICE Data LP Controller: ICE Data Mgmt Grp LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	27,465
Revenue from affiliate, net		1,360
Operating revenues		**28,825**
OPERATING EXPENSES:		
Compensation and benefits		4,108
Professional Services		22
Rent and other occupancy		167
Technology and communication		127
Selling, general & administration		278
Intercompany Expense		4,186
Operating expenses		**8,888**
Pre-tax net income		19,937
Income tax expense		5,316
Net income	$	**14,621**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	1,082
Accounts receivable, net of allowance	153,267
Prepaid expenses and other current assets	3,168
Due from affiliates, net	2,581,450
Current assets	2,738,967
Property and equipment:	
Property and equipment cost	50,652
Accumulated depreciation	(28,240)
Property and equipment, net	22,412
Total assets	$ 2,761,379
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	21,432
Accrued salaries and benefits	10,367
Deferred revenue	1,932
Current liabilities	33,731
Non-current liabilities:	
Other noncurrent liabilities	11,471
Non-current liabilities	11,471
Total liabilities	45,202
Equity:	
Contributed capital	7,417
Retained earnings	2,708,760
Total equity	2,716,177
Total liabilities and equity	$ 2,761,379

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	659,652
Affiliate revenue	10,685
Total revenues	670,337
Expenses:	
Compensation and benefits	59,356
Professional services	13,604
Acquisition-related transaction and integration costs	11,491
Technology and communication	59,718
Rent and occupancy	5,264
Selling, general and administrative	4,116
Depreciation and amortization	10,612
Affiliate expense	23,112
Operating expenses	187,273
Operating income	483,064
Other expense, net	557
Pre-tax net income	482,507
Income tax expense	68
Net income	$ 482,439

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,478
Accounts receivable, net of allowance		1,224
Due from affiliates		347
Prepaid expenses and other current assets		274
Current assets		5,323
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,827
Accumulated depreciation		(2,003)
Property and equipment, net		2,824
NON-CURRENT ASSETS:		
Goodwill		211
Other intangibles, net		2,729
Other non-current assets		573
Other non-current assets		3,513
Assets		11,660
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,053
Other current liabilities		35
Deferred revenue		0
Current liabilities		2,088
Liabilities		2,088
SHAREHOLDERS EQUITY:		
Retained earnings		9,572
Equity		9,572
Total liabilities and equity	$	11,660

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Data services fees, net	$	7,341
Total revenue		**7,341**
Professional services		385
Technology and communication		3,902
Rent and occupancy		2
Selling, general and administrative		206
Depreciation and amortization		1,787
Operating expenses		**6,282**
Operating income		**1,059**
Other expense, net		(25)
Other expense, net		**(25)**
Pre-tax net income		**1,084**
Net income		**1,084**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	1,017
Prepaid expenses and other current assets	7,448
Current assets	8,465
Property and equipment:	
Property and equipment cost	191,990
Accumulated depreciation	(50,685)
Property and equipment, net	141,305
Other non-current assets:	
Deferred tax assets- non-current	1,038
Other noncurrent assets	147
Other non-current assets	1,185
Total assets	$ 150,955
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	22,481
Accrued salaries and benefits	13,970
Other current liabilities	
Current income tax payable	989
Due to affiliates, net	2,034,657
Current liabilities	2,072,097
Non-current liabilities:	
Other noncurrent liabilities	21,966
Non-current liabilities	21,966
Total liabilities	2,094,063
Equity:	
Contributed capital	(674,419)
Retained deficit	(1,268,689)
Total equity	(1,943,108)
Total liabilities and equity	$ 150,955

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data Services, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,117
Affiliate revenue		84
Total revenues		1,201
Expenses:		
Compensation and benefits		65,380
Professional services		3,553
Acquisition-related transaction and integration costs		1,100
Technology and communication		18,874
Rent and occupancy		4,352
Selling, general and administrative		7,197
Depreciation and amortization		27,818
Affiliate expense		1,006
Operating expenses		129,280
Operating loss		(128,079)
Affiliate interest income		20,349
Other income, net		436
Pre-tax net loss		(107,294)
Income tax expense		132,234
Net loss	$	(239,528)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,032
Accounts receivable, net of allowance		1,259
Due from affiliates		5,506
Current assets		8,797
Assets		8,797
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Other non-current liabilities		362
Non-current liabilities		362
Liabilities		362
SHAREHOLDERS EQUITY:		
Retained earnings		8,435
Equity		8,435
Total liabilities and equity	$	8,797

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	6,982
Total revenue		**6,982**
Selling, general and administrative		26.00
Affiliate expense		1,367
Operating expenses		**1,393**
Operating income		**5,589**
Pre-tax net income		**5,589**
Net income		**5,589**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE ETF Hub, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,304
Current assets		1,304
PROPERTY PLANT AND EQUIPMENT		
Property and equipment cost		-
Accumulated depreciation		-
Property and equipment, net		-
Total Assets	$	**1,304**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	$	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


ice TRADE THE WORLD™

ICE Execution Services LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue		**0**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**0**
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	11,757
Restricted cash		27,600
Income tax receivable		132
Accounts receivable		(5,216)
Prepaid expenses and other current assets		1,400
Due from affiliates, net		34,018
Current assets		69,691
Property and equipment:		
Property and equipment cost		1,619
Accumulated depreciation		(1,488)
Property and equipment, net		131
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		293,550
Other noncurrent assets		3,973
Other non-current assets		1,210,059
Total assets	$	1,279,881

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	12,179
Accrued salaries and benefits		2,666
Deferred revenue		77
Margin Deposits and Guaranty funds		1,321
Current liabilities		16,243
Non-current liabilities:		
Deferred tax liabilities - noncurrent		75,124
Other noncurrent liabilities		4,283
Non-current liabilities		79,407
Total liabilities		95,650
Equity:		
Contributed capital		75,867
Retained earnings		1,108,364
Total equity		1,184,231
Total liabilities and equity	$	1,279,881

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	33,522
Market Data Fees		-
Revenues from affiliates		112,820
Other revenues		1,125
Total revenues		147,467
Expenses:		
Compensation and benefits		13,164
Professional services		127
Technology and communication		68
Rent and occupancy		790
Selling, general and adminstrative		743
Depreciation and amortization		2,150
Service and license fees to affiliates		41,972
Operating expenses		59,014
Operating income		88,453
Other expenses, net		997
Other expense, net		997
Pre-tax net income		89,450
Income tax expense		23,429
Net income	$	66,021

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		24,624
Current assets		24,624
Total assets	$	**24,624**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10
Accrued salaries and benefits		1,257
Income taxes payable		(3)
Current liabilities		1,264
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(597)
Non-current liabilities		(597)
Total liabilities		**667**
EQUITY:		
Contributed Capital		14,626
Retained earnings		9,331
Equity		**23,957**
Total liabilities and equity	$	**24,624** $

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Markets, Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	$ 11,402
Operating Revenues	**11,402**
OPERATING EXPENSES:	
Compensation and benefits	5,599
Professional services	370
Rent and occupancy	219
Technology and communication	4
Selling, general & administrative	316
Depreciation & amortization expense	0
Intercompany expense	3,462
Operating expenses	**9,970**
OTHER EXPENSE:	
Other expense	
Pre-tax net income	1,432
Income tax expense	302
Net income	**$ 1,130**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Mortgage Services LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	-
OTHER NON-CURRENT ASSETS:	
Goodwill	168,786
Other intangibles	107,882
Investment in subsidiary	203,512
Other non-current assets	480,180
Assets	480,180
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Intercompany	15,276
Current liabilities	15,276
NON-CURRENT LIABILITIES:	
Deferred tax liability - non current	30,865
Other non-current liabilities	81,245
Non-current liabilities	112,110
Liabilities	127,386
SHAREHOLDERS EQUITY:	
Retained earnings	352,794
Equity	352,794
Total liabilities and equity	$ 480,180

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Intercompany revenue	$ -
Total revenue	**0**
Depreciation and amortization	2,968
Operating expenses	**2,968**
Operating loss	**(2,968)**
Interest expense	(358)
Other income, net	(144)
Other loss, net	**(502)**
Pre-tax net loss	**(3,470)**
Income tax benefit	(925)
Net loss	**(2,545)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX US, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	3
Due from affiliate		673
Income tax receivable		102
Current assets		778
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		25
Accumulated depreciation		(1)
Property and equipment, net		24
NON-CURRENT ASSETS:		
Deferred tax liabilities- non-current		7
Other non-current assets		7
Assets		809
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		13
Accrued salaries and benefits		115
Income tax payable		0
SEC fees payable		
Current liabilities		128
Liabilities		128
SHAREHOLDERS EQUITY:		
Retained earnings		632
Accumulated other comprehensive income		49
Equity		681
Total liabilities and equity	$	809

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ice TRADE THE WORLD

ICE NGX US, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Other revenues	$	2,017
Total revenue		**2,017**
Compensation and benefits		1,747
Professional Services		15
Technology and communication		37
Rent and other occupancy		80
Selling, general and administrative		17
Depreciation and amortization		1
Affiliate expense		3
Operating expenses		**1,900**
Operating income		**117**
Other income (expense)		(63)
Pre-tax net income		**54**
Income tax expense		35
Net income		**19**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2018
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:		
Investment in affiliates		$ 8,536
	Other non-current assets	8,536
	Assets	$ 8,536
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		$ 8,583
	Current liabilities	8,583
EQUITY:		
Retained deficit		(46)
	Equity	(46)
	Total Liabilities and Equity	$ 8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Securities Execution & Clearing, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	822
Restricted cash		675
Prepaid Expenses and Other Current Assets		29
Due from affiliate		13,226
Current assets		14,752
Total assets	$	**14,752**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Current liabilities		2
EQUITY:		
Contributed capital		9,200
Retained earnings		5,550
Equity		**14,750**
Total liabilities and equity	$	**14,752**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all (information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	2,589
Operating revenues		2,589
OPERATING EXPENSES:		
Compensation and benefits		20
Professional services		2
Technology Expenses		87
Rent and occupancy		15
Selling, general & administrative		15
Service and license fees to affiliate		799
Operating expenses		**938**
Operating income		**1,651**
Other expense		**0**
Net income	**$**	**1,651**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	4,284
Restricted cash		1,670
Accounts receivable, net of allowance		490
Current assets		6,444
Property and equipment:		
Property and equipment cost		1,669
Accumulated depreciation		(1,222)
Property and equipment, net		447
Total assets	$	6,891
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	40
Accrued salaries and benefits		297
Due to affiliate		725
Current liabilities		1,062
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		1,062
EQUITY:		
Contributed capital		2,756
Retained earnings		3,073
Total equity		5,829
Total liabilities and equity	$	6,891

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	5,721
Revenues from affiliates		18,291
Total revenues		24,012
Operating expenses:		
Compensation and benefits		1,411
Professional services		(2)
Rent and other occupancy		75
Technology		2
Selling, general & administration		93
Amortization and depreciation expense		371
Service and license fees to affiliate		1,589
Total operating expenses		3,539
Operating Income		20,473
Other income:		
Other income, net		(1)
Interest income from affiliates		0
Other Income		(1)
Net Income	$	20,472

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Non-current assets:	
Investment in affiliate	$ 15
Non-current assets	15
Total assets	15
Liabilities and Equity	
Equity:	
Retained earnings	15
Total equity	15
Total liabilities and equity	$ 15


ice TRADE THE WORLD

ICE U.S. Holding Company LP LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	8,496
Current assets		8,496
Investment in subsidiary		140,704
Total assets	$	149,200
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		16
Income taxes payable		5,691
Due to affiliate		0
Total liabilities	$	5,707
Equity:		
Contributed capital		46,258
Retained earnings		97,235
Total equity		143,493
Total liabilities and equity	$	149,200

ice TRADE THE WORLD™

ICE U.S. Holding Company LP LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Selling, general & administration	13
Total operating expenses	**13**
Operating loss	**(13)**
Other Income	**0**
Provision for taxes	**0**
Net Loss	**$ (13)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	10,738
Accounts receivable, net of allowance		17,912
Current income tax receivable		(10)
Due from affiliate		17,029
Current assets		45,669
Total assets	$	**45,669**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	11,514
Current liabilities		11,514
Total liabilities		**11,514**
EQUITY:		
Additional paid-in capital		193
Retained earnings		33,962
Equity		**34,155**
Total liabilities and equity	$	**45,669**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	761
Market data fees		69,826
Other revenue		20,008
Intercompany revenue		4,809
Operating revenues		**95,404**
OPERATING EXPENSES:		
Selling, general & administration		591
Service & license fees to affiliates		62,303
Operating expenses		**62,894**
Operating income		**32,510**
OTHER INCOME:		
Other income		**(92)**
Net income	**$**	**32,418**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Igloo Intermediate Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1
Due from affiliates, net		8,654
Current assets		**8,655**
Other non-current assets:		
Deferred tax assets - noncurrent		166
Other non-current assets		**166**
Total assets	**$**	**8,821**

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		8,821
Total equity		**8,821**
Total liabilities and equity	**$**	**8,821**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Igloo Intermediate Corporation
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax benefit	45
Net income	45

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Non-current assets:	
Goodwill	3,231,837
Other intangibles, net	2,037,258
Investment in subsidiary	10,096
Due from affiliates	16,963
Non-current assets	**5,296,154**
Total assets	**$ 5,296,154**
LIABILITIES and EQUITY	
Current liabilities:	
Income tax payable	(2,132)
Current liabilities	**(2,132)**
Non-current liabilities:	
Deferred tax liabilities - noncurrent	599,020
Non-current liabilities	**599,020**
Total liabilities	**596,888**
Equity:	
Contributed capital	1,474
Retained deficit	4,697,792
Total equity	**4,699,266**
Total liabilities and equity	**$ 5,296,154**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	135,557
Operating expenses	135,557
Operating loss	(135,557)
Other expenses, net	-
Pre-tax net loss	(135,557)
Income tax benefit	16,937
Net income	$ (118,620)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties. Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Accounts receivable, net of allowance		134
Due to affiliates		60,646
Current assets		60,780
Total assets	$	60,780
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		4
Deferred Revenue		126
Current liabilities		130
Non-current liabilitiess:		
Deferred tax liabilities- non-current		268
Non-current liabilities		268
Total liabilities		398
Equity:		
Retained earnings		60,382
Total equity		60,382
Total liabilities and equity	$	60,780

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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TRADE THE WORLD

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,639
Total revenues		2,639
Expenses:		
Technology and communication		-
Selling, general and administrative		-
Operating expenses		-
Operating income		2,639
Other expesnse, net		-
Pre-tax net income		2,639
Income tax expense		732
Net income	$	1,907

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	
Accounts receivable, net of allowance	80
Due from affiliates, net	3,751
Current assets	3,831
Total assets	$ 3,831
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	3
Current liabilities	3
Total liabilities	3
Equity:	
Retained earnings	3,828
Total equity	3,828
Total liabilities and equity	$ 3,831

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 335
Total revenues	335
Expenses:	
Selling, general and administrative	-
Operating expenses	-
Operating income	335
Other expense, net	36
Other expense, net	36
Pre-tax net income	299
Income tax expense	80
Net income	$ 219

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,300
Restricted cash		18,722
Accounts receivable, net of allowance		5,503
Prepaid expenses and other current assets		34,986
Current income tax receivable		17,670
Current assets		79,181
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		744,245
Accumulated depreciation		(484,787)
Property and equipment, net		259,458
OTHER NON-CURRENT ASSETS:		
Goodwill		87,587
Other intangibles, net		(385,930)
Investment in affiliates		2,824,453
Long-term restricted cash and investments		10,005
Other non-current assets		38,565
Other non-current assets		2,574,680
Assets		2,913,319
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		36,008
Accrued salaries and benefits		80,321
Other current liabilities		18,848
Income tax payable		(41,663)
Deferred revenue		3,389
Due to affiliates		1,730,439
Current liabilities		1,827,342
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		(5,385)
Other non-current liabilities		51,670
Non-current liabilities		46,285
Liabilities		1,873,627
Noncontrolling interest		170,742
SHAREHOLDERS EQUITY:		
Additional paid-in capital		278,101
Retained earnings		575,909
Accumulated other comprehensive income		14,940
Equity		868,950
Total liabilities and equity	$	2,913,319

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	17,202
Data services fees, net		18,664
Other revenues		3,783
Affiliate revenue		430,106
Total revenue		**469,755**
Compensation and benefits		245,999
Professional services		41,170
Acquisition-related transaction and integration costs		11,863
Technology and communication		117,354
Rent and occupancy		2,857
Selling, general and administrative		28,546
Depreciation and amortization		108,422
Affiliate expense		13,727
Operating expenses		**569,938**
Operating loss		**(100,183)**
Interest income		220
Affiliate interest income		(11,297)
Other income, net		(950)
Other expense, net		**(12,027)**
Pre-tax net loss		**(112,210)**
Income tax expense		9,422
Net loss		**(121,632)**
Net loss from continuing operations attributable to non-controlling interest		(31,619)
Net loss attributable to ICE	$	**(153,251)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange International , Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Intercontinental Exchange Property Protection, Inc
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,834
Accounts Receivable		15
Prepaid expenses and other current assets		699
Due from affiliates		6,091
Total current assets		11,639
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		70
Total non-current assets		70
Total assets	$	11,709
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2,372
Income tax payable		885
Deferred revenue		1,213
Current Liabilities		4,470
Total Liabilities		4,470
EQUITY:		
Retained earnings		7,239
Total equity		7,239
Total liabilities and equity	$	11,709

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	(2,202)
Professional services	109
Selling, general and administrative	(101)
Operating Expenses	(2,194)
Operating Income	2,194
Interest income	53
Other Income	53
Pre-tax net income	2,247
Income tax expense	594
Net income	$ 1,653

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior


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INTERCONTINENTAL EXCHANGE, INC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,673
Prepaid expenses and other current assets		1,217
Current assets		3,890
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		15,837,371
Other non-current assets		16,652
Other non-current assets		15,854,023
Assets	$	15,857,913
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	63,797
Accrued salaries and benefits		9,806
Long term debt - current portion		950,895
Due to affiliates		4,448,146
Income tax payable		(3,253)
Current liabilities		5,469,391
NONCURRENT LIABILITIES:		
Notes payable long-term		6,490,063
Deferred taxes payable - non-current		(296)
Non-current liabilities		6,489,767
Liabilities		11,959,158
EQUITY:		
Common stock, $0.01 par value		6,037
Treasury stock, at cost		(2,354,439)
Additional paid-in capital		10,982,651
Retained deficit		(2,710,148)
Accumulated other comprehensive income		(2,025,346)
Equity		3,898,755
Total liabilities and equity	$	15,857,913

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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INTERCONTINENTAL EXCHANGE, INC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue	**$ -**
Compensation and benefits	1,439
Selling, general and administrative	1,120
Operating expenses	**2,559**
Operating loss	**(2,559)**
Interest income	682
Affiliate interest expense	(127,678)
Interest expense	(237,075)
Other income, net	123,331
Other expense	**(240,740)**
Pre-tax net loss	**(243,299)**
Income tax benefit	104,525
Net loss	**$ (138,774)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ -
Current assets	0
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	160
Accumulated depreciation	(84)
Property and equipment, net	76
Assets	76
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	84
Current liabilities	84
Liabilities	84
SHAREHOLDERS EQUITY:	
Retained deficit	(8)
Equity	(8)
Total liabilities and equity	$ 76

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	51
Operating expenses	**51**
Operating loss	**(51)**
Pre-tax net loss	**(51)**
Net loss	**(51)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	11,222
Accounts receivable, net of allowance		12,381
Prepaid expenses and other current assets		41,557
Due from affiliates		8,588
Income tax receivable		15
Current assets		73,763
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		3,289
Accumulated depreciation		(2,972)
Property and equipment, net		317
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		81,287
Other non-current assets		82,623
Assets		156,703
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,183
Accrued salaries and benefits		6,659
Other current liabilities		40,593
Income taxes payable		784
Deferred revenue		1,820
Current liabilities		51,039
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		895
Non-current liabilities		895
Liabilities		51,934
SHAREHOLDERS EQUITY:		
Contributed capital		200,995
Retained deficit		(96,226)
Equity		104,769
Total liabilities and equity	$	156,703

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	21,086
Other revenue	905
Total revenue	**21,991**
Compensation and benefits	6,327
Professional Services	2,500
Technology and communication	204
Rent and other occupancy	381
Selling, general and administrative	464
Depreciation and amortization	57
Affiliate expense	264
Operating expenses	**10,197**
Operating loss	**11,794**
Other income (expense)	653
Pre-tax net loss	**12,447**
Income tax expense	3,672
Net loss	**8,775**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	688
Short-term investments		1,061
Prepaid expenses and other current assets		16
Current assets		1,765
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment, net		-
Property and equipment, net		-
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Long-term restricted cash and investments		1,025
Investment in subsidiary		(2,518)
Other non-current assets		(1,487)
Assets		278
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		200
Intercompany		41
Current liabilities		241
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		6
Non-current liabilities		6
Liabilities		247
SHAREHOLDERS EQUITY:		
Retained earnings		31
Equity		31
Total liabilities and equity	$	278

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Intercompany revenue	$	264
Total revenue		**264**
Compensation and benefits		15
Professional services		158
Technology and communication		1
Selling, general and administrative		66
Operating expenses		**240**
Operating income		**24**
Interest expense		10
Other income, net		9
Other income, net		**19**
Pre-tax net income		**43**
Income tax expense		**11**
Net income		**32**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NSX Securities, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE American LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 886
Accounts receivable, net of allowance	36,389
Current assets	37,275
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	384
Accumulated depreciation	(384)
Property and equipment, net	0
NON-CURRENT ASSETS:	
Goodwill	932,588
Other intangibles, net	651,684
Other noncurrent assets	8,730
Other non-current assets	1,593,002
Assets	1,630,277
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	47,503
Accrued salaries and benefits	(1)
Due to affiliate	32,191
Income Tax Payable	181
Deferred revenue	5,346
SEC fees payable	793
Current liabilities	86,013
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	186,879
Other non-current liabilities	3,520
Deferred Revenue - Long Term	3,841
Non-current liabilities	194,240
Liabilities	280,253
Noncontrolling interest	27,418
SHAREHOLDERS EQUITY:	
Additional paid-in capital	3,065
Retained earnings	1,318,173
Accumulated other comprehensive income	1,368
Equity	1,322,606
Total liabilities and equity	$ 1,630,277

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$ 7,024
Data services fees, net	7,273
Listing Fees	20,172
Other revenues	486
Affiliate revenue	943
Transaction based expenses	(3,488)
Total revenue, less transaction-based expenses	**32,410**
Compensation and benefits	66
Professional Services	492
Technology and communication	90
Selling, general and administrative	979
Depreciation and amortization	8,647
Affiliate expense	13,782
Operating expenses	**24,056**
Operating income	**8,354**
Interest income	8
Other income, net	15,560
Other expense, net	**15,552**
Pre-tax net income	**23,906**
Income tax benefit	**9,391**
Net income	**14,515**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 834
Accounts receivable, net of allowance	6,552
Due from affiliates	323,914
Prepaid expenses and other current assets	3,292
Income tax receivable	348
Current assets	334,940
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	2,086
Accumulated depreciation	(1,545)
Property and equipment, net	541
NON-CURRENT ASSETS:	
Other noncurrent assets	64,654
Non-current assets	64,654
Assets	400,135
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	813
Accrued salaries and benefits	1,595
Income tax payable	40
SEC fees payable	2,636
Current liabilities	5,084
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	5,429
Other non-current liabilities	2,869
Non-current liabilities	8,298
Liabilities	13,382
SHAREHOLDERS EQUITY:	
Additional paid-in capital	4,819
Retained earnings	380,564
Accumulated other comprehensive income	1,370
Equity	386,753
Total liabilities and equity	$ 400,135

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	183,213
Data services fees, net		8,625
Other revenues		21,539
Transaction based expenses		(135,070)
Total revenue, less transaction-based expenses		**78,307**
Compensation and benefits		8,026
Professional services		28
Acquisition-related transaction and integration costs		385
Technology and communication		1,694
Rent and occupancy		4,052
Selling, general and administrative		844
Depreciation and amortization		186
Affiliate expense		10,128
Operating expenses		**25,343**
Operating income		**52,964**
Affiliate interest income		5,911
Other income, net		15,654
Other expense, net		**21,565**
Pre-tax net income		**74,529**
Income tax expense		**18,255**
Net income		**56,274**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 147
Accounts receivable, net of allowance	44,134
Due from affiliates	343,256
Prepaid expenses and other current assets	666
Current assets	388,203
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	84,576
Accumulated depreciation	(58,221)
Property and equipment, net	26,355
NON-CURRENT ASSETS:	
Goodwill	563,001
Other intangibles, net	976,228
Other non-current assets	5,681
Other non-current assets	1,544,910
Assets	1,959,468
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	7,519
Accrued salaries and benefits	(15)
Income tax payable	954
Deferred revenue	453
SEC fees payable	42,138
Current liabilities	51,049
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - current	270,830
Other non-current liabilities	23,368
Non-current liabilities	294,198
Liabilities	345,247
SHAREHOLDERS EQUITY:	
Additional paid-in capital	9,356
Retained earnings	1,604,865
Equity	1,614,221
Total liabilities and equity	$ 1,959,468

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$ 646,328
Data services fees, net	71,607
Listing Fees	10,809
Other revenues	18,967
Affiliate revenue	2,350
Transaction based expenses	(558,981)
Total revenue, less transaction-based expenses	**191,080**
Compensation and benefits	(88)
Professional services	620
Technology and communication	2,811
Selling, general and administrative	2,676
Depreciation and amortization	24,636
Affiliate expense	102,379
Operating expenses	**133,034**
Operating income	**58,046**
Affiliate interest income	8,377
Other income, net	(5)
Other income, net	**8,372**
Pre-tax net income	**66,418**
Income tax expense	16,003
Net income	**50,415**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	60
Due from affiliates, net		17,025
Current assets		17,085
Property and equipment:		
Property and equipment cost		(4,687)
Accumulated depreciation		4,254
Property and equipment, net		(433)
Other non-current assets:		
Goodwill		29,938
Other intangibles assets, net		35,740
Other noncurrent assets		487
Other non-current assets		66,165
Total assets	$	82,817

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	30
Current liabilities		30
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,830
Non-current liabilities		9,830
Total liabilities		9,860
Equity:		
Contributed capital		914
Retained earnings		72,043
Total equity		72,957
Total liabilities and equity	$	82,817

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	180
Total revenues		180
Expenses:		
Rent and occupancy		64
Selling, general and adminstrative		(17)
Depreciation and amortization		95
Operating expenses		142
Operating income		38
Other expenses, net		-
Other expense, net		-
Pre-tax net income		38
Income tax expense		9
Net income	$	29

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



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NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	3,801
Income tax receivable		1,674
Accounts receivable		3,853
Prepaid expenses and other current assets		336
Current assets		9,664
Property and equipment:		
Property and equipment cost		6,962
Accumulated depreciation		(4,696)
Property and equipment, net		2,266
Other non-current assets:		
Deferred tax assets- non current		14,183
Other noncurrent assets		1,730
Other non-current assets		15,913
Total assets	$	27,843
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	1,112
Accrued salaries and benefits		3,292
Due to affiliates, net		18,229
Deferred revenue		10
SEC fees payable		4,051
Current liabilities		26,694
Non-current liabilities:		
Other noncurrent liabilities		4,611
Accrued employee benefits - long term		2,395
Deferred revenue - long term		53
Non-current liabilities		7,059
Total liabilities		33,753
Equity:		
Contributed capital		14,082
Retained deficit		(20,069)
Accumulated other comprehensive income		77
Total equity		(5,910)
Total liabilities and equity	$	27,843

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago. Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	12,249
Market Data Fees		1,838
Listings fees		91
Other revenues		802
Transaction based expenses		(5,360)
Total revenues		9,620
Expenses:		
Compensation and benefits		13,209
Professional services		779
Technology and communication		869
Rent and occupancy		336
Selling, general and adminstrative		280
Depreciation and amortization		500
Affiliate expense		218
Operating expenses		16,191
Operating loss		(6,571)
Interest expense		77
Other expenses, net		51
Other expense, net		128
Pre-tax net loss		(6,699)
Income tax benefit		1,795
Net loss	$	(4,904)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	166
Income tax receivable		2,848
Current assets		3,014
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		74,689
Deferred tax asset - non-current		6,312
Other non-current assets		236,982
Total assets	$	239,996
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	3,449
Due to affiliates		167,994
Current liabilities		171,443
NON-CURRENT LIABILITIES:		
Other non-current liabilities		33,071
Non-current liabilities		33,071
Total liabilities		204,514
EQUITY:		
Contributed capital		78,177
Retained deficit		(42,695)
Total equity		35,482
Total liabilities and equity	$	239,996

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
M&A expenses	-
Selling, general, and administrative	433
Amortization and Depreciation	1,475
Intercompany expenses	1,599
Operating expenses	3,507
Operating loss	(3,507)
Intercompany Interest income	1,849
Other income net	337
Other expense, net	2,186
Pre-tax net loss	(1,321)
Income tax benefit	34,023
Net income	$ 32,702

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	311
Due from affiliates		3,761,079
Current assets		3,761,390
OTHER NON-CURRENT ASSETS:		
Other non-current assets		11,392
Deferred tax assets - non-current		0
Other non-current assets		11,392
Assets	$	3,772,782
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	0
Income taxes payable		-
Current Liabilities		0
NON-CURRENT LIABILITIES:		
Notes payable - non-current		-
Non-current liabilities		0
Liabilities		0
EQUITY:		
Contributed Capital		(6,575,230)
Retained defecit		10,348,012
Total equity		3,772,782
Total liabilities and equity	$	3,772,782

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	-
Technology and communication	-
Selling, general and administrative	7
Intercompany Expense	-
Operating expenses	7
Operating loss	(7)
Interest income from affiliates	94,212
Other expense, net	-
Other expense, net	94,212
Pre-tax net income	94,205
Income tax benefit	-
Net income	$ 94,205

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
Assets	$	662
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		(3,132)
Contributed capital		3,869
Accumulated other comprehensive income		(75)
Total equity		662
Total liabilities and equity	$	662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 2
Current liabilities	2
Liabilities	2
EQUITY:	
Retained deficit	(2)
Total equity	(2)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	25,818
Current liabilities		25,818
Total liabilities		25,818
EQUITY:		
Contributed capital		(23,807)
Retained deficit		(1,871)
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Operating expenses	-
Pre-tax net loss	-
Income tax benefit	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Repoı on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 54,441
Short-term Investments	13,709
Accounts receivable, net of allowance	181,797
Due from affiliates	1,049,850
Prepaid expenses and other current assets	9,141
Income tax receivable	1,395
Current assets	1,310,333
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	438,117
Accumulated depreciation	(109,277)
Property and equipment, net	328,840
NON-CURRENT ASSETS:	
Goodwill	1,564,001
Other intangibles, net	1,838,265
Other non-current assets	63,658
Other non-current assets	3,465,924
Assets	5,105,097
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	75,794
Accrued salaries and benefits	48,279
Deferred revenue	48,046
SEC fees payable	48,855
Current liabilities	220,974
NON-CURRENT LIABILITIES:	
Deferred tax liabilities - current	415,024
Other non-current liabilities	64,503
Accrued employee benefits - long term	188,887
Deferred revenue - long term	72,663
Non-current liabilities	741,077
Liabilities	962,051
SHAREHOLDERS EQUITY:	
Contributed capital	(434,539)
Additional paid-in capital	91,743
Retained earnings	4,575,828
Accumulated other comprehensive income	(89,986)
Equity	4,143,046
Total liabilities and equity	$ 5,105,097

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	$	683,156
Data services fees, net		221,986
Listing Fees		413,345
Other revenues		39,612
Affiliate revenue		110,885
Transaction based expenses		(533,468)
Total revenue, less transaction-based expenses		**935,516**
Compensation and benefits		147,973
Professional services		38,755
Technology and communication		23,255
Rent and occupancy		11,253
Selling, general and administrative		41,584
Depreciation and amortization		44,376
Affiliate expense		105,161
Operating expenses		**412,357**
Operating income		**523,159**
Interest income		137
Affiliate interest income		33,916
Interest expense		(14)
Other income, net		(7,919)
Other income, net		**26,120**
Pre-tax net income		**549,279**
Income tax expense		152,330
Net income		**396,949**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE National, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	233
Income tax receivable		70
Current assets		303
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(591)
Property and equipment, net		4,129
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		1,010
Other non-current assets		8,365
Assets		12,797
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		5,675
Due to affiliates		9,924
Current liabilities		15,599
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		782
Non-current liabilities		782
Liabilities		16,381
SHAREHOLDERS EQUITY:		
Retained deficit		(3,584)
Equity		(3,584)
Total liabilities and equity	$	12,797

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net	11,389
Data services fees, net	3,760
Affiliate revenue	(46)
Transaction based expenses	(20,358)
Total revenue	**(5,255)**
Compensation and benefits	143
Professional Services	108
Technology and communication	43
Selling, general and administrative	(77)
Depreciation and amortization	591
Affiliate expense	30
Operating expenses	**838**
Operating loss	**(6,093)**
Pre-tax net loss	**(6,093)**
Income tax benefit	**2,522**
Net loss	**(3,571)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	742
Accounts receivable, net of allowance		24,265
Due from Affiliates		262,933
Prepaid expenses and other current assets		2,323
Income tax receivable		29
Current assets		290,292
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		28,975
Accumulated depreciation		(19,256)
Property and equipment, net		9,719
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		977,011
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		6,741
Accrued salaries and benefits		930
Income tax payable		3
Current liabilities		7,671
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		96,587
Other non-current liabilities		6,950
Non-current liabilities		103,537
Liabilities		111,208
SHAREHOLDERS EQUITY:		
Contributed capital		479
Additional paid-in capital		2,512
Retained earnings		862,800
Accumulated other comprehensive income		12
Equity		865,803
Total liabilities and equity	$	977,011

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net		
Data services fees, net	$	140,215
Affiliate revenue		5,220
Total revenue		**145,435**
Compensation and benefits		7,324
Professional Services		72
Acquisition-related transaction and integration costs		0
Technology and communication		26,297
Rent and occupancy		505
Selling, general and administrative		1,988
Depreciation and amortization		3,311
Affiliate expense		16,750
Operating expenses		**56,247**
Operating income		**89,188**
Affiliate interest income		9,326
Other expense, net		**9,326**
Pre-tax net income		**98,514**
Income tax benefit (expense)		(25,572)
Net income		**72,942**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets	$	1
Total Assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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PDR Services LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Pit Trader, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)

ASSETS:		
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		1,989
	Other non-current assets	1,989
	Assets	1,989
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,638
	Current liabilities	1,638
EQUITY:		
Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		5,604
'ent assets		5,604
ıl assets		5,604
Retained earnings	$	4,431
Contributed capital		1,173
ity		5,604
ıl equity	$	5,604

ın of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been ır omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at 1, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that ıs not include all of the information required by generally accepted accounting principles for complete financial statements. These tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year nber 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		234
Pre-tax net income		234
Income tax expense		-
Net income	$	234

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	371
Due from affilates		175
Current assets		546
OTHER NON-CURRENT ASSETS:		
Other intangibles, net		3,953
Other non-current assets		3,953
Total assets	$	4,499
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		-
Current liabilities		-
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- non current		1,021
Non-current liabilities		1,021
Total liabilities		1,021
EQUITY:		
Contributed capital		-
Retained earnings		3,478
Total equity		3,478
Total liabilities and equity	$	4,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenue:	
Other Revenue	26
Total Revenue	26
Expenses:	
Compensation and benefits	138
Professional services	60
Amortization and Depreciation	1,132
Operating expenses	1,330
Operating loss	(1,304)
Other expense, net	-
Pre-tax net loss	(1,304)
Income tax benefit	361
Net loss	$ (943)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	515
Accounts receivable, net of allowance		21,647
Prepaid expenses and other current assets		155
Due from affiliates		12,313
Current assets		34,630
PROPERTY AND EQUIPMENT		
Property and equipment cost		801
Accumulated depreciation		(413)
Property and equipement, net		388
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		123,164
Deferred income tax asset- noncurrent		952
Other non-current assets		400,820
Assets		435,838
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		446
Accrued salaries and benefits		388
Current liabilities		834
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		36,823
Non-current liabilities		36,823
Liabilities		37,657
SHAREHOLDERS EQUITY:		
Contributed capital		286
Retained earnings		397,895
Equity		398,181
Total liabilities and equity	$	435,838

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	$ -
Total revenue	-
Compensation and benefits	1
Acquisition-related transaction and integration costs	923
Depreciation and amortization	10,697
Operating expenses	**11,621**
Operating loss	**11,621**
Affiliate interest income	729
Other income, net	80
Other income, net	**809**
Pre-tax net loss	**10,812**
Income tax benefit	3,186
Net loss	**7,626**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	566
Accounts receivable, net of allowance		3,079
Due from Affiliates		258,598
Prepaid expenses and other current assets		5,043
Current assets		267,286
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		332,297
Accumulated depreciation		(202,005)
Property and equipment, net		130,292
Assets		397,578
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,989
Accrued salaries and benefits		7,196
Income Tax Payable		2,917
Current liabilities		14,102
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		9,332
Other non-current liabilities		7,434
Non-current liabilities		16,766
Liabilities		30,868
SHAREHOLDERS EQUITY:		
Additional paid-in capital		14,703
Retained earnings		352,007
Equity		366,710
Total liabilities and equity	$	397,578

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,314
Affiliate revenue		97,989
Total revenue		**112,303**
Compensation and benefits		32,669
Professional services		1,615
Technology and communication		25,120
Rent and occupancy		388
Selling, general and administrative		2,034
Depreciation and amortization		29,490
Operating expenses		**91,316**
Operating income		**20,987**
Pre-tax net income		**20,987**
Income tax expense		**4,445**
Net income		**16,542**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Other revenues	$ -
Total revenue	**0**
Selling, general and administrative	0
Operating expenses	**0**
Operating income	**0**
Other expense, net	**0**
Pre-tax net income	**0**
Income tax expense	**0**
Net income	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Strike Network Services LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(127)
Property and equipment, net		273
Assets		306
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		306
Equity		306
Total liabilities and equity	$	306

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	68
Operating expenses	**68**
Operating loss	**(68)**
Pre-tax net loss	**(68)**
Net loss	**(68)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

StrikeNET LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

StrikeNET LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**(1)**
Pre-tax net loss	**(1)**
Net loss	**(1)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2018
(Unaudited)

ASSETS:

Other assets	1
Total assets	$ 1

LIABILITIES AND EQUITY:

EQUITY:

Member capital	1
Equity	1
Total equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

The Clearing Corporation
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	567
Due from affiliate		127
Current Assets		694
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		318
Accumulated depreciation		(318)
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	23,208
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		(890)
Other non-current liabiities		(890)
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Due from affiliates, net		0
Current liabilities		3
Liabilities		(887)
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,151)
Total Equity		24,095
Total Liabilities and Equity	$	23,208

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Other revenue	0
Total revenue	0
Expenses:	
Professional services	3
Selling, general and administrative	109
Depreciation and amortization	425
Operating expenses	537
Operating loss	(537)
Interest income	10
Other income	10
Pre-tax net loss	(527)
Income tax expense Benefit	38
Net loss	$ (489)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TheDebtCenter, LLC
Balance Sheet
As of December 31, 2018
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ -
Current assets	-
Property and equipment:	
Property and equipment cost	(4,808)
Accumulated depreciation	6,586
Property and equipment, net	1,778
Other non-current assets:	
Goodwill	423,393
Other intangibles assets, net	252,347
Investment in subsidiary	15,773
Other non-current assets	691,513
Total assets	$ 693,291

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	$ -
Current liabilities	-
Non-current liabilities:	
Other noncurrent liabilities	63
Non-current liabilities	63
Total liabilities	63
Equity:	
Contributed capital	-
Retained earnings	693,228
Total equity	693,228
Total liabilities and equity	$ 693,291

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

TheDebtCenter, LLC
Statement of Income
Year Ended December 31, 2018
(Unaudited)
(in thousands)

Revenues:	
Other revenues	$ -
Total revenues	-
Expenses:	
Compensation and benefits	(1,778)
Rent and occupancy	31
Depreciation and amortization	8,843
Operating expenses	7,096
Operating loss	(7,096)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(7,096)
Income tax expense	-
Net loss	$ (7,096)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance		15
Income Tax Receivable		2
Current assets		17
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		6,212
Accumulated depreciation		(5,079)
Property and equipment net		1,133
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		5
Other non-current assets		173
Total assets	$	1,323
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3
Accrued salaries and benefits		215
Due to affiliates		18,114
Deferred revenue		16
Current liabilities		18,348
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		271
Other noncurrent liabilities		0
NonCurrent Liabilities		271
Total liabilities		18,619
EQUITY:		
Additional paid-in capital		5,009
Net deficit		(22,305)
Equity		(17,296)
Total liabilities and equity	$	1,323

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	62
Operating revenues		**62**
OPERATING EXPENSES:		
Compensation and benefits		420
Professional services		37
Mergers and acquisition expenses		
Rent and other occupancy		74
Technology and communcations		49
Selling, general & administration		(3)
Amortization & depreciation expense		759
Service & license fees to affiliates		373
Operating expenses		**1,709**
Operating loss		**(1,647)**
Income tax benefit		**467**
Net loss	**$**	**(1,180)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	6,010
Current assets		6,010
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		17
Goodwill		8,745
Other non-current assets		8,762
Total assets	$	**14,772**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,892
Equity		**14,772**
Total liability and equity	$	**14,772**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	26
Operating expenses	26
Pre-tax net loss	(26)
Income tax Benefit	7
Net loss	$ (19)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the auditec financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


ice TRADE THE WORLD

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	0
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

When-Tech LLC[1]
Balance Sheet
As Of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,112
Accounts receivable, net of allowance		1,206
Current Assets		2,318
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		9,092
Accumulated Depreciation		(7,274)
Property and Equipment Net		1,818
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other Intangibles, net		-
Other Noncurrent Assets		16,237
Total Assets	$	20,373
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	21
Accrued salaries and benefits		414
Due to affiliate		2,102
Deferred revenue		276
Current Liabilities		2,813
Total Liabilities		**2,813**
EQUITY:		
Contributed capital		4,841
Retained deficit		12,719
Member equity		**17,560**
Total liabilities and equity	$	20,373

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



When-Tech LLC[1]
Income Statement
Year Ended December 31, 2018
(Unaudited)
(in thousands)

REVENUES:		
Market data fees, revenue	$	4,696
Operating revenues		**4,696**
OPERATING EXPENSES:		
M&A Expenses		0
Compensation and benefits		1,787
Professional services		0
Rent and occupancy		197
Technology and communication		2
Selling, general and administrative		57
Depreciation and amortization		1,628
Service and license fees to affiliate		1,675
Operating Expenses		**5,346**
Net loss	**$**	**(650)**

(1) Entity was merged into ICE Data, LP on April 29, 2019.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2018
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 3
Current assets	3
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	112
Accumulated depreciation	(64)
Property and equipment, net	48
Assets	51
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to afilliates	118
Current liabilities	118
Liabilities	118
SHAREHOLDERS EQUITY:	
Retained deficit	(67)
Equity	(67)
Total liabilities and equity	$ 51

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2018
(Unaudited)
(In thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Yellow Jacket[1]
Balance Sheet
As Of December 31, 2018
(Unaudited)
(In thousands)

CURRENT ASSETS:	
Cash & Equivalents	$ (15)
Accounts receivable, net of allowance	2,495
Prepaid expenses and other current assets	11
Current Income Tax Receivable	1
Current assets	2,492
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	31,801
Accumulated depreciation	(25,156)
Property and equipment net	6,645
OTHER NONCURRENT ASSETS	
Goodwill	62,065
Other intangibles, net	809
Other noncurrent assets	62,874
Total assets	$ 72,011
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 136
Accrued salaries and benefits	1,780
Deferred revenue	2,284
Due to affiliate	44,909
Current liabilities	49,109
NONCURRENT LIABILITIES:	
Deferred tax liabilities - noncurrent	1,777
Noncurrent liabilities	1,777
Total liabilities	50,886
MEMBER EQUITY:	
Member capital	55,107
Additional paid-in capital	10,350
Retained Deficit	(44,332)
Member equity	21,125
Total liabilities and member equity	$ 72,011

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.


ice TRADE THE WORLD™

Yellow Jacket[1]
Income Statement
As Of December 31, 2018
(Unaudited)
(In thousands)

REVENUES:		
Data service fees	$	7,534
Operating revenues		**7,534**
OPERATING EXPENSES:		
Compensation and benefits		6,298
Professional services		69
Rent and other occupancy		1,083
Technology and communication		(115)
Selling, general & administration		230
Amortization & depreciation expense		5,704
Service & license fees to affiliates		1,051
Operating expenses		**14,320**
Pre-tax loss		(6,786)
Income tax benefit		(1,935)
Net loss	$	**(4,851)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2018 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2018, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Entity was merged into ICE Data, LP on April 29, 2019.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT F

A complete set of the New York Stock Exchange LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________ CRD #: __________

Business Address: ______________________

City: ______________ State: ________ Zip Code: __________

Contact Name: ______________ Telephone: ______________

Email: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
______________________ (Company Name)	Entity: ______________________
By (Signature): ______________________	By (Signature): ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________
Date: ______________________	Date: ______________________

With Notices To:

User Name: ______________________	NYSE
Contact Name: ______________________	Attention: Client Relationship Services
Address: ______________________	353 N. Clark Street, 31st Floor
City, State, Zip: ______________________	Chicago, IL 60654
Email: ______________________	crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ____________

Business Address: ______________________________________

City: ______________ State: ______________ Zip Code: ____________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
______________________ (Company Name)		______________________ (Entity)	
By (Signature):	______________	By (Signature):	______________
Name:	______________	Name:	______________
Title:	______________	Title:	______________
Email:	______________	Email:	crs@nyse.com
Date:	______________	Date:	______________

New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Market Maker Application

Instructions: In order to ensure your Firm's participation in the NYSE Supplemental Liquidity Provider Market Maker ("SLMM") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLMM approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLMM program.

1. Customer Information

Name of Member Organization	
Member Organization Web CRD #	
Business Address	
Business Contact	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple mnemonics?	☐ Yes ☐ No
As an NYSE member or Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	

Please provide the below information on a separate attachment:

Please describe the current business structure of the division within your Firm that will become an SLMM.
Please provide the NYSE mnemonics that will be dedicated and used for the SLMM program. ***Note:*** *Be sure to include only mnemonics that facilitate SLMM order flow. If additional mnemonics are needed, please complete the Mnemonics Request Form:* *https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_Mnemonic_Request_Form.pdf*
Please provide an overview of your trading technology infrastructure and operational support structure. Please include whether your Firm will be Co-Locating your Firm's servers and the type of connection you will use (e.g. CMS or CCG) to the NYSE systems.
Please include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at *crs@nyse.com*.

New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Application

Instructions: In order to ensure your Firm's participation in the NYSE Supplemental Liquidity Provider ("SLP-Prop") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLP-Prop approval. See NYSE Rule 107B for full definition of terms and requirements of the SLP-Prop program.

1. Customer Information

Name of Member Organization	
Member Organization Web CRD #	
Business Address	
Business Contact	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple mnemonics?	☐ Yes ☐ No
As an NYSE Member or Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	
Please provide the NYSE mnemonics that will be dedicated and used for the SLP-Prop program. ***Note:*** *Be sure to include only mnemonics that facilitate 'proprietary' orders. If additional mnemonics are needed, please complete the Mnemonics Request Form: https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_Mnemonic_Request_Form.pdf*	
Please describe the current business structure of the division within your Firm that will become an SLP-Prop.	
On a separate attachment, please provide an overview of your trading technology infrastructure and operational support structure. Please include whether your Firm will be Co-Locating your Firm's servers and the type of connection you will use (e.g. CMS or CCG) to the NYSE systems.	
Please include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B.	

3. Regulatory Questions

Please attach your Written Supervisory Procedures (WSPs) to demonstrate there are adequate information barriers in place between the SLP-Prop unit and your Firm's customer, research and investment banking businesses, where applicable.
If your Firm operates a Designated Market Making (DMM) business on the NYSE, please attach your WSPs to demonstrate that the SLP-Prop business will be managed and operated in compliance with NYSE Rule 112 and related federal securities laws and rules concerning off-Floor orders.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at *crs@nyse.com.*

SUPPLEMENTAL LIQUIDITY PROVIDER ("SLP-PROP") REGISTRATION REQUEST FORM

FOR NYSE MEMBER ORGANIZATIONS

Instructions: The undersigned member organization ("Firm"), as a condition for and in consideration of being permitted to register as a Supplemental Liquidity Provider ("SLP-Prop") on New York Stock Exchange LLC ("NYSE" or the "Exchange"), hereby agrees to comply with the rules and regulations set forth by the Exchange. In order to ensure your Firm's participation as an NYSE SLP-Prop and to further ensure that only employees of your Firm have access to the systems and facilities of the Exchanges using your Firm's connection, the completion of this form is required prior to registration as an SLP-Prop on NYSE.

Please see NYSE Rule 107B for SLP-Prop eligibility requirements and allocation procedures for listed securities.

PLEASE COMPLETE ALL ITEMS

Name of Member Organization ______________________

Member Organization Web CRD# ______________________

Address: ______________________

____

Business Contact: ______________________

Title: ______________________

Phone: ______________ Fax: ______________

Email: ______________________

Member Organization represents that it is (check any/all that apply):

☐ an existing Member Organization of the NYSE

☐ an existing NYSE Supplemental Liquidity Provider (SLP-Prop)

Please note that additional documentation may be required to complete your Firm's registration.

Please contact Robert Airo at 212.656.5663 with any questions you may have. You may also contact Client Relationship Services at crs@nyse.com or 212.896.2830 (option 5).

Authorized Signature of Member Organization: ______________________

Print Name: ______________________

Title: ______________________

Date: ______________________

Please return the completed form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC
Trading License Application

TRADING LICENSE

A Trading License is required to effect transactions on the floor of the New York Stock Exchange (the "Exchange") or through any facility of the Exchange. The Trading License is billed monthly and pro-rated for the amount of time remaining for the year. Applicable fees are available on the Exchange's website and at the following link: https://www.nyse.com/markets/nyse/trading-info/fees

To terminate an existing Trading License please email Client Relationship Services at crs@nyse.com.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

Billing Contact Name: ______________________

Billing Address: ______________________

City: ______________________ State: __________ Zip: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that:

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rule 300.

The Rules of the Exchange may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Date

______________________ ______________________

Print Name of Authorized Signatory | Title

______________________ ______________________

Phone Number of Authorized Signatory | Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

AP Form

New York Stock Exchange LLC and/or NYSE American LLC

This Form is to be completed by an entity registering as an "approved person" with New York Stock Exchange LLC ("NYSE") and/or NYSE American LLC ("NYSE American").

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an "approved person" ("Applicant") should be familiar with the rules of the NYSE and/or NYSE American, as relevant, (individually, an "Exchange," and collectively, the "Exchanges"), particularly those rules relating to approved persons, ("Approved Person") including but not limited to NYSE Rule 2, NYSE Rule 304, NYSE American Rule 310, and NYSE American Rule 311.

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA.
  - A new Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person).
  - The elimination of an existing Approved Person should be provided to the relevant Exchange(s) and FINRA in writing (email is acceptable).
  - Notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (pendingmember@finra.org) within 30 days.
- Please refer to Information Memo 12-10: https://www.nyse.com/publicdocs/nyse/markets/nyse/information_memo_12-10_amendments_of_approved_persons.pdf

For Applicants associated with firms seeking Exchange membership, please email a signed and completed copy of the Form to Client Relationship Services at crs@nyse.com.

For Applicants associated with existing Exchange member organizations, please email a signed and completed copy of the Form to FINRA, Regulatory Review and Disclosure Department at pendingmember@finra.org.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American

1. Full name of the AP Applicant Entity: ____________________

2. If applicable, Web CRD # of the Applicant: ____________________

3. Full name and Web CRD # of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization: ____________________ Web CRD#: ____________________

4. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   ☐ *controls* the Member Organization
   ☐ is engaged in a *securities or kindred business* and is *controlled* by the Member Organization
   ☐ is a U.S. registered broker-dealer and is *under common control* with the Member Organization

5. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) by sending notification to FINRA at disclosurerevieworg@finra.org – see Rules 304 and 4530.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but <u>has</u> retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

Signature: _______________________________ Date: _______________

(A Duly Authorized Executive Officer, Senior Partner, Managing Member or equivalent of the Applicant)

Printed Name: _______________________________

Title: _______________________________

Web CRD# (if applicable): _______________________________

Membership Application for
New York Stock Exchange LLC[1] and
NYSE American LLC

---

[1] NYSE membership permits the Applicant Firm, upon approval of membership, to participate in the NYSE Bonds platform.

TABLE OF CONTENTS

APPLICATION PROCESS

Filing Requirements

Prior to submitting the Application for New York Stock Exchange LLC ("NYSE") and/or NYSE American LLC ("NYSE American") membership, an Applicant Firm must file a Uniform Application for Broker-Dealer Registration (Form BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Application Submission

Applicant Firm must complete and submit all applicable materials addressed within the application as well as the additional required documentation noted in Section 6 of the application.

Application and supplemental materials should be sent electronically to crs@nyse.com. Please ensure all attachments are clearly labeled.

NYSE Applicant Firm pays one of the below application fees (one-time fee and non-refundable):

Clearing Firm	$20,000 (Self-Clearing firm or Clears for other firms)
Introducing Firm	$ 7,500 (All other firms fall within this category)
Non-Public Firm	$ 2,500 (On-Floor firms and Proprietary firms)

Kindly make check payable to "NYSE Market (DE), Inc." and submit the check with your initial application. Please contact crs@nyse.com for the mailing address to send a check or for instructions to wire the application fee.

Note: Applicant Firm must address all information and questions contained in this application. To the extent Applicant Firm believes a particular item or subject matter requested in the application is not relevant to its business, Applicant Firm must so indicate.

NYSE and NYSE American (individually and collectively referred to as the "Exchange," as relevant) have retained the Financial Industry Regulatory Authority ("FINRA") to perform certain regulatory services for a broker or dealer seeking membership with this application. All application materials sent to the Exchange will be reviewed by the Exchange's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application review. All applications are confidential and non-public. The Exchange's CRS Department and FINRA may request Applicant Firms to submit documentation in addition to what is requested in the application during the application review process.

Each Applicant Firm is required to update information submitted as part of this application process that becomes inaccurate or incomplete during the pendency of the application and may be required to provide additional information as requested by FINRA or the Exchange's CRS Department. Each Applicant Firm shall promptly notify their FINRA Regulatory Coordinator and the Exchange's CRS Department in writing of any change in ownership or material change in business. If applicable, reflect such changes through any required filings with Web CRD® or make other notifications and submissions as otherwise required.

If you have questions on completing the application, you may direct them to:

NYSE - Client Relationship Services
Email: crs@nyse.com
Phone: 1.212.896.2830

APPLICATION PROCESS (Continued)

Application Process
Following submission of the application, fees and supporting documents to the Exchange, the application will be reviewed for accuracy and completeness. The Exchange will submit the application to FINRA for review.

- Applicants may be subject to disciplinary action if false or misleading answers are given.
- If applying for NYSE membership only and an NYSE Equity Trading License or NYSE Bond Trading License is not activated within six months of approval of the Application, Applicant Firm should reapply for membership or complete the application for Regulated Only Membership. Applicant Firm will be asked to complete an NYSE Trading License or NYSE Bond Trading License upon approval of the application.
- Upon approval as a NYSE American member firm Applicant Firm will become an Equity Trading Permit Holder (ETP Holder).
- If review of Statutory Disqualification Disclosure information or a background investigation indicates that Applicant Firm has an associated person(s) with a possible statutory disqualification, FINRA may contact Applicant Firm to discuss the statutory disqualification process.
- If it appears that Applicant Firm has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, Applicant Firm may be contacted by FINRA for further information.
- CRS will promptly notify Applicant Firm, in writing, following the membership decision.
- To determine the most beneficial connectivity option, Applicant Firm should consult with an NYSE Relationship Manager or CRS Account Manager. The Exchange's CRS Department, Connectivity and Operations teams will then coordinate the connectivity between Applicant Firm and the Exchange, once Applicant Firm is approved for membership.
- Once connectivity is established, the Exchange will inform Applicant Firm of Applicant Firm's ability to trade.

INFORMATION AND RESOURCES

NYSE Rules:
http://nyserules.nyse.com/nyse/rules/

NYSE American Rules:
https://www.nyse.com/regulation/nyse-american/rules-and-disciplinary-actions

Rule Filings:
https://www.nyse.com/regulation/rule-filings

NYSE Rule Interpretations:
https://www.nyse.com/regulation/rule-interpretations

NYSE Information Memos :
https://www.nyse.com/regulation/rule-interpretations?documentType=Information%20Memo

NYSE Membership:
https://www.nyse.com/markets/nyse/membership

NYSE American Membership:
https://www.nyse.com/markets/nyse-american/membership

EXPLANATION OF TERMS

For purposes of this application, the following terms have the following meanings:

Applicant Firm – the Broker-Dealer organization applying for Exchange membership.

Approved Person – any person, other than a member, principal executive or employee of a member organization, who controls a member organization, is engaged in a securities or kindred business that is controlled by a member or member organization, or is a U.S. registered broker-dealer under common control with a member organization.

Central Registration Depository System ("Web CRD®") – Operated by FINRA, Web CRD is the central licensing and registration system for the U. S. securities industry and its regulators. It contains the registration records of registered Broker-Dealers and the qualification, employment and disclosure histories of registered individuals.

Control – means the power to direct or cause the direction of the management or policies of a person whether through ownership of securities, by contract or otherwise. A person shall be presumed to control another person if such person, directly or indirectly, **(i)** has the right to vote 25 percent or more of the voting securities, **(ii)** is entitled to receive 25 percent or more of the net profits, or **(iii)** is a director, general partner or principal executive (or person occupying a similar status or performing similar functions) of the other person. Any person who does not so own voting securities, participate in profits or function as a director, general partner or principal executive of another person shall be presumed not to control such other person. Any presumption may be rebutted by evidence, but shall continue until a determination to the contrary has been made by the Exchange.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a member of more than one SRO. Every Broker-Dealer is assigned a DEA, who is responsible for examining the Broker-Dealer for compliance with financial responsibility rules.

"Engaged in a securities or kindred business" – means "transacting business generally as a broker or dealer in securities, including but not limited to, servicing customer accounts or introducing them to another person." (The term "broker", "dealer" and "securities" are defined in section 3(a) of the Securities Exchange Act of 1934) This definition is not dependent upon whether the "broker" or "dealer" is registered, as such, with the Securities and Exchange Commission. Provided, it would not include a person who acts exclusively as an "investment adviser" or as a "futures commission merchant" and who does not otherwise act as a "broker" or "dealer" in securities.

ETP or ETP Holder – an Equity Trading Permit issued by NYSE American for effecting approved securities transactions on the NYSE American's cash equity Pillar trading platform. An ETP may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by NYSE American as a member organization.

Financial Industry Regulatory Authority ("FINRA") - The Financial Industry Regulatory Authority (FINRA) is a self-regulatory organization (SRO) (see below) that regulates the activities of U.S. broker-dealers and performs market regulation pursuant to its own statutory responsibility and under contract for certain exchanges.

NYSE American LLC ("NYSE American") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934. NYSE American is also a Self -Regulatory Organization.

New York Stock Exchange LLC ("NYSE") - a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934.

Person – a natural person, corporation, limited liability company, partnership, association, joint stock company, trust, fund or any organized group of persons whether incorporated or not.

Retail Member Organization ("RMO") – a NYSE member organization (or a division thereof) that has been approved by the Exchange to submit Retail Orders (agency orders or riskless principal orders that meet the criteria of FINRA Rule 5320.03 and that originate from a natural person) and qualifies by either conducting a retail business or handling retail orders on behalf of another broker-dealer.

Self-Regulatory Organization ("SRO") - an SRO is a non-governmental organization that has the power to create and enforce industry regulations and standards for the securities and commodities futures industries, including all national securities and commodities exchanges.

Supplemental Liquidity Provider Market Maker ("SLMM") –off floor, electronic, high-volume members that are registered market makers incented to add liquidity on the NYSE platform

Supplemental Liquidity Provider ("SLP") – off floor, electronic, high-volume members incented to add liquidity on the NYSE platform.

EXPLANATION OF TERMS (Continued)

NYSE Trading License – issued by the NYSE for effecting approved securities transactions on the equities trading facilities. A NYSE Trading License may be issued to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by an NYSE member. A NYSE Trading License issued by NYSE is required to effect transactions on the floor of NYSE or through any facility thereof. An organization may acquire and hold a NYSE Trading License only if and for so long as such organization is qualified and approved to be a member organization of NYSE. A member organization holding a NYSE Trading License may designate a natural person to effect transactions on its behalf on the floor of NYSE, subject to obtaining and retaining required qualifications and approvals.

NYSE Bond Trading License ("BTL") – issued by the NYSE for effecting debt transactions on the NYSE or through any facility thereof. An organization may acquire and hold a BTL only if and for so long as such organization is qualified and approved to be a member organization of the NYSE. A BTL is not transferable and may not be, in whole or in part, transferred, assigned, sublicensed or leased; provided, however, that the holder of the BTL may, with the prior written consent of the NYSE, transfer a BTL to a qualified and approved member organization (i) that is an affiliate or (ii) that continues substantially the same business of such BTL holder without regard to the form of the transaction used to achieve such continuation, e.g., merger, sale of substantially all assets, reincorporation, reorganization or the like.

SECTION 1 - ORGANIZATIONAL PROFILE

Date: ______________ SEC No.: ______________ Web CRD No.: ______________ Broker/ Dealer TAX ID: ______________

LEI No.: ______________________________

GENERAL INFORMATION

Name of Applicant Firm: ______________________________

Business Address: ______________________________

City: ______________ State: __________ Zip Code: __________

Business Phone: ______________

Website Address: ______________________________

Contact Name: ______________ Title: ______________

Address: ______________________________

Phone: ______________

Email Address: ______________________________

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ Chicago Board Options Exchange (CBOE)
☐ International Securities Exchange (ISE)
☐ NASDAQ
☐ NASDAQ OMX PHLX (PHLX)
☐ NASDAQ OMX BX (BX)
☐ Financial Industry Regulatory Authority (FINRA)
☐ NYSE American
☐ NYSE Arca
☐ NYSE Chicago (CHI)
☐ Other ______________________________

If applicable, date of Applicant Firm's FINRA Membership (if pending, so indicate): ______________________________

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

OTHER SELF REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NASDAQ OMX BX (BX)
☐ NYSE Chicago (CHI)
☐ International Securities Exchange (ISE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ NASDAQ OMX PHLX (PHLX)
☐ Cboe BZX U.S. Equities Exchange BATS (BZX)
☐ Cboe BYX U.S. Equities Exchange (BYX)
☐ Other ______________________________
☐ Chicago Board Options Exchange (CBOE)
☐ NYSE National
☐ NASDAQ
☐ NYSE American
☐ NYSE Arca
☐ Cboe EDGA U.S. Equities Exchange (EDGA)
☐ Cboe EDGX U.S. Equities Exchange (EDGX
☐ Investors Exchange (IEX)

(a) Identify other memberships being considered and the estimated cost of acquisition.

☐ ______________________________

(b) What source of funds will be utilized for the NYSE and any other memberships?

☐ ______________________________

SECTION 2 – APPLICANT FIRM ACKNOWLEDGMENT

Applicant Firm agrees to abide by the Bylaws and Rules of the Exchange, as well as federal securities laws and the rules and regulations thereunder, as may be amended from time to time, and all circulars, notices, interpretations, directives, decisions or Information Memos published by the Exchange.

Applicant Firm acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in Applicant Firm's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant Firm acknowledges that if applying for NYSE Membership it must separately purchase either an NYSE Trading License, in order to have trading rights directly with the NYSE's equity and bond systems, or an NYSE BTL in order to have trading rights with the Exchange's bond system only. If Applicant Firm chooses not to purchase either Trading License, it will have no direct access to the NYSE trading systems, but will be deemed a Regulated Only Member Organization of the NYSE but must still be in full compliance with the rules and regulations of the Exchange. Once approved as a Member of NYSE American, Applicant Firm will be deemed an Equity Trading Permit Holder and will have direct access to the American equity trading systems.

Applicant Firm acknowledges that it is a member of a registered securities exchange and is eligible to apply for Exchange membership with this application.

The Exchange and FINRA reserve the right to request additional information and documentation from Applicant Firm in addition to what is noted in and during the application review process.

By signing below, Applicant Firm certifies and acknowledges the foregoing statements.

____
Applicant Firm

________________________________ ____________________
Signature of Authorized Officer Date

________________________________ ____________________
Print Name Title

SECTION 3 – APPLICATION QUESTIONS

Type of Exchange Membership(s) applying for:

☐ New York Stock Exchange LLC ("NYSE") ☐ NYSE American LLC ("NYSE American")

1. Type of Business Activity to be conducted with the Exchange membership: (Check all that apply)

☐ NYSE Equities Floor Brokerage
- ☐ Blue Line

☐ NYSE Bonds
- ☐ Agency
- ☐ Principal

☐ Non-member broker/dealer executions

☐ Engaging in business with other broker/dealers only

☐ Engaging in business with non-broker/dealers
- ☐ Retail
- ☐ Institutions
- ☐ On Floor executions for non-broker/dealers

☐ Proprietary trading
- ☐ NYSE Designated Market Maker (DMM)
- ☐ Off Floor
- ☐ Supplemental Liquidity Provider (SLP)
- ☐ Supplemental Liquidity Provider Market Maker (SLMM)

☐ Retail Member Organization (RMO)

☐ Sponsored access provider

☐ Corporate finance

☐ Primary government securities dealer

☐ Equities market maker

☐ Options (executions, market maker, etc.)

☐ Issue or distribute research reports

☐ Stock loan/stock borrow

☐ Repos/reverse repos financing transactions

☐ Joint Back Office (JBO) arrangements

☐ Underwritings

☐ Public Customer business

☐ Clearing Services

☐ NYSE American Electronic Designated Market Maker/Market Maker (eDMM/MM)

☐ Other (Please explain: ____)

2. Has Applicant Firm ever operated under another name and/or had any predecessor organizations? (If the answer is "Yes", please specify.) Yes ☐ No ☐

Response: ____

3. Does Applicant Firm have a direct parent? Yes ☐ No ☐

If so, provide the parent's name: ____

4. Identify for Applicant Firm:

(a) All office locations: ____

Any office location that shares space with another entity or business must be identified on Form BR in Web CRD.

5. Does Applicant Firm now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain.

Response: ____

SECTION 3 – APPLICATION QUESTIONS (Continued)

6. Does Applicant Firm engage or plan to engage in "Program Trading", as defined by NYSE Rule 7410(m). (If the answer is "Yes", see NYSE Information Memo 09-31 which can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2009/09-31.pdf) — Yes ☐ No ☐

7. Does Applicant Firm currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEA Rule 15c3-1? — Yes ☐ No ☐

   (If yes, Applicant Firm must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).

8. Does Applicant Firm have registered principals as required by NYSE Rule 3110? — Yes ☐ No ☐

   If the firm answered "no", please explain.

   Response:

   ____

9. Is Applicant Firm a Futures Commission Merchant (FCM) or Introducing Broker as defined under the Commodities Exchange Act? — Yes ☐ No ☐

10. If DEA is not FINRA, please indicate Applicant Firm's proposed carrying/clearing methodology and/or clearance activities (please check all that apply):

    a) Clearing Type:

       ☐ Self Clears
       ☐ Clears through another broker dealer on an omnibus basis
       ☐ Clears through another broker dealer on a fully disclosed basis
       ☐ Clears for others (affiliated or non-affiliated)

    b) Regarding the above responses, identify Applicant Firm's clearing broker-dealer:

       ____

    c) If applicable, identify the entities for which Applicant Firm clears (indicate N/A as appropriate):

       ____

    d) If introducing, provide a copy of the clearing arrangement; and

    e) If self clearing, provide a full description of the back office operations and facilities to be used to conduct this aspect of Applicant Firm's business, as well as the names, positions and experience of the key personnel in this area.

11. If DEA is not FINRA, please provide the date of your last cycle examination. If there has been no examination to date, provide the anticipated date of your first examination.

    Response: ____

If Applicant Firm will be performing a Floor Based Business, please answer the following section. If the firm will be performing a non-Floor Based Business please move ahead to the Key Personnel section.

SECTION 4 - FLOOR BASED BUSINESS

9. Does Applicant Firm intend to accept orders on the NYSE floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Yes ☐ No ☐

Info Memo 07-43 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf

Info Memo 07-44 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf

10. Has Applicant Firm met the NYSE's requirement to establish floor commission billing procedures and retain records for six years? (See NYSE Rules 301(e)(1), 353, and 440I) Yes ☐ No ☐

11. Who is the person responsible for supervision of all floor employees of Applicant Firm? (See NYSE Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ______________________________

Mailing Address: ______________________________

Phone: ______________________ Email: ______________________

12. Does Applicant Firm maintain error and investment accounts? Yes ☐ No ☐

If yes, please indicate the account name and number of the error and investment accounts. (An NYSE member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See NYSE Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

13. Do Applicant Firm's floor employees maintain their own personal brokerage accounts? (See NYSE Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below? Yes ☐ No ☐

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

Account Name: ______________________ Account #: ______________________

SECTION 5 - KEY PERSONNEL

Identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by Applicant Firm) and who will be responsible for the business of Applicant Firm on the Exchange.[1]

Please note the exam requirements for Exchange Membership and ensure each individual holds the required exam and registration:

- **Chief Financial Officer** - Series 27 (FN registration) for clearing firm; Series 27 or 28 (FN or FI registration) for non-clearing firm
- **Chief Compliance Officer** (Compliance Supervisor) - Series 14 (CR registration) (See NYSE Rule 342(a) and (b) for exemptions) or SIE + Series 7 and 24 (CR registration) (see NYSE Rule 1220)
- **Chief Operations Officer** - Series 27 (FN registration) for clearing firm; Series 27 or 28 (FN or FI registration) for non-clearing firm

If your firm utilizes a principal executive officer that is an independent contractor and/or dually employed, please let us know as there are guidelines we can provide to your firm.

Chief Executive Officer ("CEO")

Name: ______________________ CRD: ______________

Phone: ______________________ Email: ______________

Chief Financial Officer ("CFO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Compliance Officer ("CCO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Chief Operations Officer ("COO")

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

Head of Technology

Name: ______________________ CRD: ______________

Phone: ______________________ Email: ______________

Head of Trading

Name: ______________________ CRD: ______________

Phone: ______________________ Email: ______________

NYSE Floor Member (Floor Broker or Designated Market Maker) (if applicable)[2]

Name: ______________________ CRD: ______________

Phone: ______________________

Email: ______________________ Exams: ______________

---

[1] See FINRA Rule 311

[2] Firms applying for a NYSE Trading Floor business will be required to have a Floor Supervisor with the Series 24. If Applicant Firm will be a Floor Brokerage firm, an individual with the Series 14 is required and if Applicant Firm will be a DMM firm, an individual with the Series 14a is required. NYSE Floor Members are required to hold the Series 19 exam or equivalent.

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION		
Please ensure all applicable items are completed below by marking the tick box of the items you have included and note the Exhibit reference ID. If any of the below items are not applicable, please note with N/A. All items should be completed and submitted with the application.		**Exhibit ID (or N/A)**
☐	Form BD, including Schedules & Disclosure Reporting pages must be up-to-date, accurate and available on FINRA's Web CRD.	
☐	Provide a written description of Applicant Firm's reason for seeking Exchange membership and a brief description of the business Applicant Firm conducts.	
☐	If Applicant Firm has any persons that are Approved Persons please identify them to us. Non-Natural Persons seeking Approved Person status under Rules 2(c), 304 and 311, should provide an AP Form for each person. All Natural Persons must file a Form U4 for the "AP" registration for both NYSE and NYSE American on Web CRD for each person. The Form U4 for AP registration on Web CRD and the AP Form must be filed prior to the Exchange's consideration of the Applicant Firm for membership. ▪ The AP Form is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/nyse_ap_form.pdf ▪ Refer to NYSE Information Memo 12-10 for more information: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2012/12-10.pdf	
☐	Provide an organization chart showing the following: ▪ All entities controlling, controlled by or under common control with Applicant Firm ▪ Indicate the percentage ownership of Applicant Firm by each direct and indirect parent ▪ Identify any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant Firm	
☐	Provide the following: ▪ A written description of the principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with Applicant Firm (*e.g.*, parent, subsidiary), and ▪ Identify the type of business relationships between the Applicant Firm and the affiliates	
☐	Provide all examination reports and corresponding responses or investigations conducted or concluded in the last three years, from any Regulatory or Self Regulatory Organization (SRO) that oversees Applicant Firm (other than FINRA examination reports) as well as: ▪ Applicant Firm's written response regarding any deficiencies cited in the reports. ▪ A description of what Applicant Firm has done to rectify any deficiencies found as a result of the examinations and investigations.	
☐	Provide Financial Documentation: ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any Subordination Agreements, and amendments thereto, that are intended to qualify for inclusion as part of the firm's Net Capital ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of any approvals of such agreements from Applicant Firm's DEA (Note: the above noted agreements must conform to Appendix D of SEA Rule 15c3-1 and FINRA Regulatory Notice 10-15.) ▪ Provide 15c3-1 computation as of the anticipated date of Exchange membership approval. ▪ If FINRA, NYSE Arca or NYSE American is not the applicant's DEA, provide copies of the Firm's 3 most recent audit reports.	
☐	If applicable, provide a schedule indicating the Name and Web CRD# for any persons acting as a Securities Lending Representative or Securities Lending Supervisor.	
☐	If FINRA, NYSE Arca or NYSE American is not Applicant Firm's DEA, provide a copy of the Audit Agreement between Applicant Firm and Applicant Firm's public accounting firm.	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		Exhibit ID (or N/A)
☐	If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities ▪ Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities	
☐	Provide a copy of Applicant Firm's Written Supervisory Procedures (WSPs) regarding NYSE and NYSE American activities (*e.g.*, Floor procedures, DMM activities, Business Continuity Plans relating to such activities, etc.). (Note: Applicant Firm's procedures will also need to include procedures addressing NYSE Rule 351 (f), 3110, 3120, 3130, 3150 and 3170 as well as a generic statement that the Firm and its associated persons will abide by the Rules and Regulations of the NYSE.)	
☐	Organizational Documents: ▪ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Operating Agreement; or similar documentation ▪ These documents should incorporate required provisions, as applicable, per NYSE Rule 313 (See Section 8 for further details). Rule 313.22 – Provisions concerning redemption or conversion Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")	
☐	Provide completed Master User Agreement (MUA) for NYSE and/or NYSE American ▪ The MUA is available here: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf	

SECTION 6 – ADDITIONAL REQUIRED DOCUMENTATION AND INFORMATION (Continued)		
If FINRA is not Applicant Firm's DEA, provide a copy of the below documentation with the application.		**Exhibit ID (or N/A)**
☐	Provide a written description of Applicant Firm's: ▪ Operations ▪ Supervisory, financial and internal controls ▪ Communication and recordkeeping systems ▪ Nature and source of Applicant Firm's capital ▪ Planned or anticipated future business lines	
☐	Provide the following Financial Documentation: ▪ Most recent 12 months of FOCUS Reports ▪ Pro-forma balance sheet for the next 6 months ▪ Pro-forma financials projecting profit and loss for the next 6 months	
☐	If applicable, provide the name of the service provider used by Applicant Firm to process firm financial information and account activity data and clearly identify what services and reports of the provider are utilized by Applicant Firm.	
☐	If applicable, provide a copy of Applicant Firm's Needs Analysis and Training Plan developed and implemented for compliance with the Continuing Education Firm Element requirements of NYSE Rule 345A(b).	
☐	Identify all clearing corporations of which Applicant Firm is a current member (*e.g.*, DTC, NSCC, FICC).	
☐	If Applicant Firm prepares research reports for external distribution, provide a description of the research facilities and a list of the key personnel, including the Supervisory Analyst(s), identifying Web CRD #s as well as their background and experience. (See NYSE Rules 344 & 472)	
☐	If applicable, pertaining to Applicant Firm or any of its associated persons, provide a copy of the following (unless reported to Web CRD): ▪ Decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action regarding a registration or licensing decision; ▪ Regulatory action or investigation by the Securities Exchange Commission, the Commodity Futures Trading Commission, a federal, state or foreign regulatory agency, or self-regulatory organization that is pending, adjudicated or settled; ▪ Criminal action (other than minor traffic violation) that is pending, settled or adjudicated; ▪ Any document evidencing a termination for cause or permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation there under, a self-regulatory organization rule, or a securities industry standard of conduct; ▪ Investment-related civil action for damages or injunction that is pending, adjudicated or settled; ▪ Investment-related customer complaint or arbitration required to be reported on Form U4.	

SECTION 7 – DESIGNATION OF ACCOUNTANT

Notice pursuant to Rule 17a-5(f)(2)

1. Broker or Dealer

Contact Name: ____________________

Address: ____________________

Phone: ____________________

Email: ____________________

2. Accounting Firm

Contact Name: ____________________

Address: ____________________

Phone: ____________________

Email: ____________________

3. Audit date covered by the Agreement

____

4. The contractual commitment to conduct the broker's or dealer's annual audit. (Check one)

☐ is for the annual audit during the fiscal year ____________

☐ is of a continuing nature, providing for successive yearly audits.

	Broker/Dealer		Accounting Firm
Signature:	____________________	Signature:	____________________
Title:	____________________	Title:	____________________
Date:	____________________	Date:	____________________
	(Broker/Dealer)		(Accounting Firm)

SECTION 8 – REQUIRED ORGANIZATIONAL DOCUMENTS AND LANGUAGE SAMPLES / REFERENCES

SECTION 8A – DOCUMENTS TO BE PROVIDED BY A LIMITED LIABILITY COMPANY ("LLC")

1. LLC Operating Agreement and all amendments (if any) which contain provisions pursuant to Rule 4120 (If the LLC Operating Agreement contains a stated termination date.)
2. State filing certificate.
3. Certified List(s) of:
   a) Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents)
   b) Directors and/or Managing Member(s)
   c) Current member(s) (i.e., the owner(s)) of the LLC
4. Statement showing the dollar value of all capital contributions by each member (owner) as of the date of this application

SECTION 8B – DOCUMENTS TO BE PROVIDED BY A PARTNERSHIP

1. Partnership Agreement and all Amendments (if any) which contain provisions pursuant to Rule 4120 (If the partnership agreement contains a stated termination date.)
2. Certified List of general and limited partners (natural and non-natural persons) as well as Officers (including but not limited to CEO, CFO, CCO and COO or functional equivalents).

SECTION 8C – DOCUMENTS TO BE PROVIDED BY A CORPORATION

1. Charter or Certificate of Incorporation and amendments (if any) which contain provisions pursuant to Rule313.22
2. By-Laws, as per Rule 313(b)
3. Specimen certificate for each class of stock authorized to be issued. Each certificate shall carry a full summary of the provisions of Rule 313.22.
4. Certified List(s) of Officers (including but not limited to CEO, CFO, CCO and COO), Directors & Stockholders

LANGUAGE SAMPLES / REFERENCES

The following are language samples and points of reference to assist in completing the documents noted in Section 8.

Rule 313.22 Provision concerning redemption or conversion

Each certificate of incorporation of a member corporation shall contain provisions authorizing the corporation to redeem or convert to a fixed income security acceptable to the Exchange for all or any part of the outstanding shares of voting stock of such member corporation owned by any person required to be approved by the Exchange as a member or approved person who fails or ceases to be so approved as may be necessary to reduce such party's ownership of voting stock in the member corporation below that level which enables such party to exercise controlling influence over the management or policies of such member corporation.

(Please note: The following paragraph only applies if Applicant Firm has redemption rights within their Certificate of Incorporation.)
If the certificate of incorporation of a member corporation subject to FINRA Rule 4110 provides that a stockholder may compel the redemption of his stock such certificate must provide that without the prior written approval of the Exchange, the redemption may only be effected on a date not less than six months after receipt by the member corporation of a written request for redemption given no sooner than six months after the date of the original issuance of such shares (or any predecessor shares). Each member corporation shall promptly notify the Exchange of the receipt of any request for redemption of any stock or if any redemption is not made because prohibited under the provisions of Securities and Exchange Commission Rule 15c3-1 (See 15c3-1(e)).

Rule 4120 Regulatory Notification and Business Curtailment ("Termination Language")

In order for a Limited Liability Company (LLC) or a Partnership that has a stated termination date in its operating or partnership agreement to avoid having its capital considered as a withdrawal under Rule 4120 <u>during the six month period prior to a termination of the agreement</u> the following language <u>must be included in the agreement:</u>

"Notwithstanding anything to the contrary herein contained, in the event of the termination of the [LLC or Partnership] on the expiration of the term of this agreement, or any dissolution of the [LLC or Partnership], each member agrees that if withdrawal of its capital on any such termination would cause, during the six months immediately preceding the date of termination, the [LLC or Partnership]'s net capital to be less than that specified in Rule 4120 of the Rules of the Exchange, such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the members may deem necessary to ensure compliance with said rules; and any such capital so retained by the [LLC or Partnership] after the date of termination shall continue to be subject to all debts and obligations of the [LLC or Partnership]."

Section 9 – CLEARING LETTER OF CONSENT

Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE American LLC.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

______________________________	______________________________
Applicant Broker-Dealer	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE American Rules and may be relied upon by NYSE American LLC, the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE American Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

____
Clearing ETP Holder (Broker-Dealer Name)

____
Clearing ETP Holder (NSCC Clearing #)

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder
______________________________	______________________________
Print Name / Title	Print Name / Title
______________________________	______________________________
Date	Date

New York Stock Exchange LLC
Regulated Only Membership Application

This application is to be completed by an existing NYSE Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________________

Firm Web CRD #: ______________________________

LEI #: ______________________________

Address: ______________________________

Phone: ______________________________

Email: ______________________________

CONVERSION OF MEMBERSHIP TYPE

Number of Trading Licenses Relinquished: ______________________________

Effective Date of Conversion: ______________________________

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is a Member Organization of the New York Stock Exchange LLC ("the Exchange"). We are relinquishing our Trading License(s) to access directly the trading facilities of the Exchange, but desire and intend to remain a Member Organization of the Exchange subject to the regulation thereof. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

Authorized Signatory	Date
Print Name of Authorized Signatory	Title
Phone Number of Authorized Signatory	Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC
Regulated Only Membership Application

This application is to be completed by a newly approved NYSE Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________________

Firm CRD #: ______________________________

LEI #: ______________________________

Address: ______________________________

Phone: ______________________________

Email: ______________________________

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is applying to become a Member Organization of the New York Stock Exchange LLC ("the Exchange") subject to the regulation thereof on the date approved. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

______________________________ ______________________________
Authorized Signatory Date

______________________________ ______________________________
Print Name of Authorized Signatory Title

______________________________ ______________________________
Phone Number of Authorized Signatory Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American") Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives ("LE") and/or all direct supervisors of Securities Lending Representatives ("LS").

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together "the Exchange").

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's rules and policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name	Firm CRD#
Name of Witness[1] (Please Print)	Name of Applicant (Please Print)
Signature of Witness	Signature of Applicant
Title	Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

July 2017

New York Stock Exchange LLC
Floor Employee Application

FLOOR EMPLOYEE REGISTRATION REQUEST

Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ____________________ CRD: ____________________

Title: ____________________ DOB: ____________________

Phone: ____________________ Email: ____________________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ____________________ CRD: ____________________

Primary Contact Name: ____________________ Title: ____________________

Phone: ____________________ Email: ____________________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED

All individuals requesting access to the Trading Floor, as defined in the Rule 6A, must register as ("FE") on CRD.

☐ Floor Employee (FE)

Position / Reason for access to the Trading Floor: ____________________

Effective Date: ____________________

☐ Permanent ☐ Temporary ☐ Intern

If Temporary, indicate length of employment: ____________________

Access Required: ☐ Building ☐ Trading Floor

APPLICATION CHECKLIST

☐ A Form U-4 requesting the "FE" registration has been submitted to FINRA through CRD

☐ A Fingerprint Card is available on CRD

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

New York Stock Exchange LLC
Floor Employee Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC ("the Exchange") and its affiliates to give any information it may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and acknowledge that I am subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant ______________________ Date ______________________

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned member organization certifies that the applicant named above is authorized to enter into the Trading Floor as referenced above, on its behalf. Additionally, the member organization acknowledges that it is responsible for the applicant identified above, and as such actions of the applicant shall be binding on the member organization in all respects.

Member Organization Name: ______________________

Signature of Authorized Member Organization Representative ______________________ Date ______________________

Print Name ______________________ Title ______________________

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC
Member / Floor Clerk Application

Applications will not be approved without fingerprint clearance, U-4 and WebCRD™ ("CRD") registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

APPLICANT PERSONAL INFORMATION

Applicant Name: ______________________ CRD: ______________

Title / Trading Floor Position: ______________________ DOB: ______________

Phone: ______________________ Email: ______________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________

Primary Contact Name: ______________________ Title: ______________

Phone: ______________________ Email: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Check all that apply)

☐ Member (ME) ☐ Floor Broker

☐ Floor Clerk (FL) ☐ Designated Market Maker

Badge #
(if applicable): ______________________ Floor Location: ______________________

APPLICATION CHECKLIST

☐ A Form U-4 requesting appropriate registrations (ME or FL) have been submitted to FINRA through CRD (See above for appropriate registration type for business activity.)

☐ A Fingerprint Card is available on CRD

☐ Individual has passed or been granted a waiver of the required examination
ME / FL – (Series19 prerequisite)

Do you have any reportable events on the U-4 submitted to FINRA through CRD? ☐ Yes ☐ No

FOR MEMBERS / FLOOR CLERKS

Expected Start Date, if known:	
Will you require a Clerk Logon ID?	☐ Yes ☐ No
Are you currently active on the NYSE Trading Floor?	☐ Yes ☐ No
If No, have you ever been active on the NYSE Trading Floor in the past?	☐ Yes ☐ No
Enter the last date you were active on the Trading Floor (if applicable)	
Have you been on the Trading Floor within the last 6 months?	☐ Yes ☐ No
If No, have you completed the NYSE Floor Orientation Program within the last 6 months?	☐ Yes ☐ No
If No, are you currently enrolled in the NYSE Floor Orientation Program? Enter the start and ending dates of the NYSE Floor Orientation Program you will attend (if applicable) If No, contact Trading Floor Education & Outreach, c/o Catherine Donnelly at catherine.donnelly@nyse.com or 212.656.4660 to schedule enrollment	☐ Yes ☐ No Start Date: __________ End Date: __________

New York Stock Exchange LLC
Member / Floor Clerk Application

AUTHORIZED ACKNOWLEDGEMENT

I authorize New York Stock Exchange LLC (referred to as "the Exchange") and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Proposed Applicant Signature	Date

MEMBER ORGANIZATION ACKNOWLEDGEMENT

The undersigned Member Organization agrees with the Exchange and each other Member and Member Organization that, until such authority is properly terminated by a minimum of one business day's written notice to the Exchange, the Individual identified above is authorized to act as an agent of the Member Organization for the purpose of transacting the business of the Member Organization on the Exchange, and every contract entered into on the Exchange by the Member shall be binding on the Member Organization in all respects.

Signature of Authorized Member Organization Representative	Date
Print Name	Title

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Group, Inc.

Order Audit Trail System Reporting Agreement

Broker/Dealer Name:______________________________ CRD #: ____________________

This Order Audit Trail System Agreement (the "**Agreement**") dated ____________, 201___ ("**Effective Date**") is by and between NYSE Group, Inc., a Delaware corporation with offices at 11 Wall Street, New York, NY 10005 USA ("**NYSE**"), and

____,

a ______________ with offices at ______________________________________ ("**Broker**").

WHEREAS, the Financial Industry Regulatory Authority (FINRA) has established the Order Audit Trail System (OATS™) as an integrated audit trail of order, quote and trade information for NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS and FINRA member firms are required to develop a means for electronically capturing and reporting to OATS specific data elements related to the routing of orders;

WHEREAS, the New York Stock Exchange LLC (the "Exchange") is an affiliate of NYSE and a registered national securities exchange;

WHEREAS, the Exchange has adopted OATS rules; and

WHEREAS, NYSE has agreed to provide floor broker firms that trade equities on the Exchange trading floor with a reporting solution for submission of required routing data (the "Service").

NOW, THEREFORE, the parties agree as follows:

1. **Service.** NYSE shall provide the Service, as is more fully described in Exhibit A, during the Term of the Agreement to Broker.

2. **Term.** The term of this Agreement is three years from the Effective Date. Thereafter, the Agreement will automatically renew for additional one year periods.

3. **Termination.** Either party may terminate this Agreement upon thirty days written notice to the other.

4. **Fees.** In consideration of Broker being a member of the Exchange, NYSE agrees to provide the Service at no cost to Broker.

5. **Data.** Broker acknowledges and agrees that the Service (including the methods and processes used to generate the Service) is the property of NYSE. The Exchange and Broker shall jointly own the reports and data required to be recorded by FINRA pursuant to FINRA Rule 7440, and the rules of the Exchange, that are provided to Broker and FINRA on Broker's behalf (the "**Deliverables**").

6. **Use of the Service.** Broker acknowledges and agrees that it is solely responsible for (1) reviewing the Deliverables for accuracy, (2) reviewing FINRA's OATS web site for rejections and the submission of appropriate repairs, late reporting, non-reporting, and other reporting infractions, (3) complying with applicable law and FINRA's, the Exchange's, or any other governmental or regulatory agency's rules, regulations, policies and interpretations, as amended (4) ensuring that any changes to Deliverables that are requested by Broker are completed in accordance with FINRA timelines and are received by FINRA, and (5) any fines, expenses, penalties or assessments imposed by FINRA or any other regulatory body as a result of the Service or the Deliverables. NYSE shall promptly notify Broker upon the occurrence of any event, including physical damage to NYSE's facilities or legal proceedings that would materially affect NYSE's ability to submit the Deliverables on Broker's behalf.

7. **Warranties and Representations.**

   a. NYSE warrants that it has the rights and authority required to enter into this Agreement and to perform the Service contemplated by this Agreement free from all liens, claims, encumbrances, security interests and any other restrictions.

   b. NYSE warrants that the Service will be performed, and the Deliverables will be prepared, in a timely and professional manner.

   c. NYSE represents that it is familiar with the OATS Rules and the OATS Reporting Technical Specifications and shall use commercially reasonable efforts to submit reports to OATS on behalf of Subscriber in compliance with OATS Rules and Technical Specifications.

   d. NYSE represents that it has completed, or will complete, testing as described in the Technical Specifications.

e. NYSE represents that it has in place processes and procedures reasonably designed with the intent to ensure compliance with OATS requirements.

f. If NYSE fails to provide the Service or Deliverables as warranted in subsections b, c, and e of this section, or if any of the Deliverables are found to be incorrect, and Broker so notifies NYSE within thirty (30) days following the date NYSE delivers the Deliverables to Broker or FINRA then NYSE will re-perform the Service at no additional charge. The foregoing is Broker's sole and exclusive remedy in event of a breach of such warranties or delivery of incorrect Deliverables.

g. THE SERVICE AND DELIVERABLES PROVIDED UNDER THIS AGREEMENT ARE PROVIDED ON AN "AS IS" BASIS. EXCEPT TO THE EXTENT SET FORTH IN SUBSECTIONS 7(B), 7(C), 7(D) AND 7(E), NYSE MAKES NO REPRESENATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE SERVICE, DELIVERABLES OR ANY MATERIALS PROVIDED BY NYSE UNDER THIS AGREEMENT INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMPLIANCE WITH RULES OR REGULATIONS, AND NON-INFRINGEMENT. FURTHERMORE, NO GUARANTEE IS MADE AS TO THE EFFICACY OR VALUE OF THE SERVICE OR DELIVERABLES.

8. **Indemnification**. Broker shall indemnify and hold harmless and defend NYSE and its affiliates from and against any and all claims, liabilities, judgments, causes of action, damages, costs and expenses (including reasonable attorneys' fees) related to or arising out of any obligations that Broker has to FINRA or any other regulatory agency or Broker's use of the Deliverables or Service.

9. **Confidentiality**. "Confidential Information" means any and all material and information disclosed to, or acquired through observation or other perception by either party pursuant to, or concerning this Agreement or the Service, including, but not limited to, the terms of this Agreement, the Deliverables, any matters relating to the business of each party and, to the extent applicable, the corporate parents, subsidiaries, affiliates and licensors of each party, all trade secrets, information regarding business operations, designs, concepts and methodologies. Confidential Information shall not include, and the obligations herein shall not apply to, information that is (1) already known to the receiving party without an obligation of confidentiality at the time of disclosure and was not acquired directly or indirectly from the disclosing party, (2) publicly known or becomes publicly known through no wrongful act of the receiving party, (3) rightfully received from a third party and, to the knowledge of the receiving party, both without restriction and without breach of this Agreement, (4) furnished to a third party by the disclosing party without a similar restriction on the third party's rights, (5) approved for release by written authorization of the disclosing party, or (6) developed, now or later, independently by the receiving party without reference to the information acquired from the disclosing party. Each party shall maintain in confidence all Confidential Information received from the other, in any format, and shall not to disclose or otherwise make available the Confidential Information to any third party without the prior written consent of the disclosing party; provided, however, that each party may disclose the other party's Confidential Information to (1) affiliates, (2) consultants and subcontractors that have a need to know, and (3) its regulators and legal advisors.

10. **Limitation of Liability**. NEITHER PARTY IS LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, RELIANCE, PUNITIVE, SPECIAL OR INDIRECT DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, INTERRUPTION OF BUSINESS, LOST, DESTROYED OR INACCURATE DATA, LOSS OF GOODWILL OR OTHER BUSINESS LOSS OR LOST SAVINGS) ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF OR COULD HAVE FORESEEN THE DAMAGES. NYSE'S AGGREGATE LIABILITY FOR ALL EVENTS, ACTS AND OMISSIONS ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT IS LIMITED TO AN AMOUNT EQUAL TO ONE THOUSAND DOLLARS. THESE LIMITATIONS ON LIABILITY APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE. BROKER ACKNOWLEDGES AND AGREES THAT EXCHANGE RULE 18 DOES NOT APPLY TO THE SERVICE OR THE DELIVERABLES.

11. **Miscellaneous.**

a. Broker may not assign, transfer, delegate or pledge this Agreement or any of its obligations under this Agreement. NYSE may freely assign, delegate or pledge this Agreement or any of its obligations under this Agreement. Any assignment, transfer, delegation or pledge in violation of this subsection 11(a) is null and void.

b. This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. The parties agree that any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the personal jurisdiction of these courts.

c. Sections 5, 6, 8, 9, 10 and 11 will survive termination of this Agreement and continue in full force and effect.

d. This Agreement represents the entire agreement and understanding between the parties with respect to its subject matter and supersedes any and all prior and contemporaneous agreements, understandings, documents, negotiations and/or discussions (whether oral or written) between the parties. An obligation under this Agreement can only be waived by a written instrument signed by the party waiving the obligation. Any waiver or failure to insist upon

strict compliance with an obligation of this Agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

e. NYSE may amend this Agreement from time to time by providing notice to Broker. Customer's use of the Services after 30 days after receipt of this notice constitutes acceptance of the relevant amendment.

f. Nothing contained in this Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

g. If any provision of this Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this Agreement.

h. Neither party is liable nor will be deemed in default for any failure or delay in its performance under this Agreement to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

i. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original.

j. Notices. Except as otherwise provided in this Agreement, all notices to the parties must be sent by: (1) courier, (2) certified mail, postage prepaid and return receipt requested or (3) e-mail with e-mail acknowledgement of receipt. All notices must be sent to: (1) in the case of NYSE: NYSE Group, Inc., Attention: Client Relationship Services, 11 Wall Street, 15th Floor, New York, NY 10005, crs@nyse.com, with a copy to NYSE Group, Inc., Attention: Office of the General Counsel, 11 Wall Street, 19th Floor New York, New York 10005, ContractNotices@theice.com and (2) in the case of Broker:

Company Name: ______________________

Contact Name: ______________________

Title: ______________________

Street: ______________________

City, State, Zip: ______________________

Email: ______________________

Each of the parties has caused this Agreement to be executed by its duly authorized representatives as of the Effective Date.

______________________	**NYSE Group, Inc.**
Broker-Dealer	
______________________	______________________
Signature	Signature
______________________	______________________
Print Name	Print Name
______________________	______________________
Title	Title
______________________	______________________
Date	Date

Exhibit A

Service Description

1. OATS Reporting

    a. NYSE shall act as the Transmitting Order Sending Organization with respect to Broker's (1) reportable order events from the Exchange's floor broker system into properly formatted firm order record(s) ("FORE") and (2) reportable order events ("ROEs"). NYSE shall transmit this data to FINRA's OATS system in accordance with FINRA's and the Exchange's OATS regulations and the OATS Technical Specifications.

    b. NYSE shall submit FORE file(s) to OATS on behalf of Broker, as compiled from the floor broker system, in a timely manner compliant with FINRA and the Exchange's rules, regulations and interpretations.

    c. NYSE shall keep up to date on regulatory developments related to OATS reporting, including changes to the OATS regulations and OATS Technical Specifications and appropriately modify and test the OATS reporting systems with the intent to ensure continued adherence to the regulations and OATS Technical Specifications.

2. Supervision

    a. NYSE shall provide to Broker an OATS daily activity report consisting of (1) all data reported to OATS, (2) rejection reports, (3) mismatch reports and (4) current status of all submitted reports.

    b. NYSE shall monitor the OATS submissions to ensure that FOREs are submitted on a timely basis and that to NYSE's knowledge; the ROEs contain complete and accurate information.

    c. NYSE shall use commercially reasonable efforts, with the reasonable assistance of Broker, to investigate and resolve all errors and rejects.

    d. NYSE shall provide support services for OATS-related issues in a reasonably timely manner.

3. Data Retention: NYSE shall store the information used to create the Deliverables for five years and will upon request from Broker provide Broker, or FINRA, with copies of the Deliverables.

New York Stock Exchange LLC ("NYSE" or "Exchange") Retail Modifier Attestation

Instructions: This form is to be completed by a NYSE Member or Member Organization ("Member") that would like to submit orders designated with a "retail" modifier to the NYSE.

An order designated with a "retail" modifier is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. **An order with a "retail" modifier is separate and distinct from a "Retail Order" under Rule 107C. Members wishing to submit "Retail Orders" under Rule 107C should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.**

1. Member Information

Name of Member	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Retail Modifier/Order Supervisory Requirements

By executing this form, the Member attests that substantially all orders submitted to NYSE by the Member tagged with the "retail" modifier designation or submitted by a Member's "retail mnemonic" are "retail" orders and would meet the qualifications as defined in Rule 13 for such orders.

Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as "retail" if all applicable requirements, as provided in Rule 13, are met. Such WSPs also must require the member organization to (i) exercise due diligence before entering a "retail" order to assure that entry as a "retail" order is in compliance with the requirements, and (ii) monitor whether orders entered as "retail" orders meet the applicable requirements.

In addition, if the Member represents "retail" orders from another broker-dealer customer, Member's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as "retail" orders meet the definition of a "retail" order, as provided in Rule 13.

The Member must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as "retail" orders that entry of such orders as "retail" orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's "retail" order flow meets the applicable requirements.

Name (Printed) *Authorized Signatory of Member*	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com

New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Liquidity Providers Application ("Application")

Instructions: In order to ensure your Firm's participation in the NYSE Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of or Member Organization ("Firm")	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple mnemonics?	☐ Yes ☐ No
Please provide the NYSE mnemonics that will be dedicated and used for the RLP program. *Note: If you require additional space, please attach an Excel spreadsheet, and be sure to include only mnemonics that facilitate 'proprietary' orders. If additional mnemonics are needed, please complete the attached form.*	
As an NYSE Member or Member Organization, do you currently have connectivity to the Exchange?	Yes No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving market data ☐ Both
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	
On a separate attachment, please provide an overview of your trading technology infrastructure and operational support structure. Please include whether your Firm will be Co-Locating your Firm's servers and the type of connection you will use (e.g. BCCG or CCG) to the NYSE systems.	
Please describe the current business structure of the division within your Firm that will become an RLP.	
Please include any documentation that will demonstrate your Firm's ability to meet the 5% quoting requirement in your designated RLP securities pursuant to NYSE Rule 107C.	

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Member Organization Application ("Application")

Instructions: In order to participate in the NYSE Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO") and to establish connectivity between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to being qualified as an RMO. To qualify as an RMO, a member organization must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to the NYSE by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple mnemonics?	☐ Yes ☐ No
Please identify all mnemonics that will be used to submit Retail Orders. *Note: If you require additional space, please attach an Excel spreadsheet, and be sure to include only mnemonics that facilitate 'retail' orders. If additional mnemonics are needed, please complete the attached form.*	
As an NYSE Member or Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving market data ☐ Both
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms.	
Please describe the current business structure of the division within your Firm that qualifies you as an RMO.	
Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.	

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Rule 107C. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 107C(b)(6). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Orders is in compliance with the requirements of this Rule, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

New York Stock Exchange, LLC
Common Access Point^sm Agreement

The undersigned ("User"), as a condition and in consideration of being permitted to connect to NYSE Common Access Point ("NYSE CAP"^sm), hereby agrees with The New York Stock Exchange, LLC ("NYSE") as set forth below and in the Terms and Conditions set forth at https://www.nyse.com/connectivity/specs .

PLEASE COMPLETE ALL ITEMS

Name of Firm or Company ("User"): ______________________

AKA Name / Formerly Known As: ______________________

Address: ______________________

____

Contact Person: ______________________

Title: ______________________

Phone: ______________ Fax: ______________

Email: ______________________

Web Address: ______________________

Name of Firm who's SFTI Line you will be Utilizing: ______________________

User represents that it is: (Check all that apply)

☐ a Member Organization of the New York Stock Exchange ("Member")

Web CRD#: ______________________

☐ a service bureau acting on behalf of a Member Organization

Name of Member Organization: (If acting for more than one Member Organization, please submit a separate CAP Agreement for each Member Organization.)

____

☐ a public extranet provider approved by NYSE to receive a NYSE CAP Connection ("Vendor")

Authorized Signature of User: ______________________

Name: ______________________

Title: ______________________

Date: ______________

Please return completed form to Client Relationship Services at crs@nyse.com.

NYSE COMMON ACCESS POINT ("NYSE CAP") AGREEMENT TERMS AND CONDITIONS

1. Services

The services offered by NYSE through NYSE CAP may include one or more of the following:

- Common Customer Gateway ("CCG")
- Broker Booth Support System[sm]
- Routing of proprietary services to/from the NYSE Trading Floor
- NYSE **e**-Broker[sm] / MLooks
- Common Customer Gateway Binary ("CCG Binary")
- API Service
- Broker Algorithm

and such other services as NYSE may identify in its sole discretion (the "Services"). This Agreement is effective only when accepted by NYSE; User will be notified of such acceptance by email at the email address of User's Contact Person set forth on the signature page of this Agreement. This Agreement provides User only with a connection to NYSE CAP ("NYSE CAP Connection"), and does not assure User of the right to receive or use any Service. In NYSE's sole discretion, the use of or the right to receive or redistribute a NYSE CAP Connection or certain Services (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including making of payments and execution of and compliance with additional documentation. User shall be responsible for all costs and charges incurred in connecting to NYSE CAP, and for all transactions effected through the use of any password, encryption key or any other security methodology issued to User.

2. Proprietary Rights

User agrees that all proprietary rights in NYSE CAP and the Services are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the NYSE CAP Connection or any Service ("Third Party Providers"), and User shall have no proprietary right or interest in NYSE CAP or any of the Services.

3. Compliance with Law

User shall comply with all applicable laws and regulations, including applicable SEC and NYSE rules and regulations, relating to the NYSE CAP Connection, or use of any Services. User shall not (a) alter, decompile, or disassemble any code underlying NYSE CAP Connection or any Services, or (b) attempt to circumvent any security protections for NYSE CAP Connection or any Services, or (c) interfere with or disrupt NYSE CAP Connection, and Services or any servers or networks connected to the Services, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which any NYSE CAP Connection or any Service is obtained. User shall take all reasonable precautions to safeguard the confidentiality of any such password encryption key or other security methodology.

4. NYSE CAP Specifications

This paragraph does not apply to Users connected to CAP indirectly (e.g., through a service bureau). User has read and understands (i) the NYSE Common Access Point Member Firm interface Specification (ii) the NYSE Common Access Point Member Firm Security Interface Specification and (iii) the Customer Guide to NYSE Common Access Point currently in effect (collectively, the "Specifications"). User agrees to comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Paragraph 6 below, as they may be amended from time to time, and any other specifications related to NYSE CAP that may be issued in the future, applicable to User, NYSE CAP Connection, and the Services utilized by User.

5. Suspension of CAP Connection or Services

Unless otherwise agreed in writing by NYSE and User, NYSE may, without incurring any liability to User, suspend the CAP Connection and any or all Services at any time, without notice and without cause.

6. Amendment

NYSE may amend this Agreement and the Specifications from time to time upon giving notice of the terms of any such amendment to User by any reasonable means, including, but not limited to, by publication on NYSE's website located at https://www.nyse.com/connectivity/specs . With regard to any amendment effected by such publication, NYSE will use reasonable efforts to advise User of the publication of such amendment by sending an email to the email address of User's Contact Person set forth on the signature page of this Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Specifications, NYSE CAP Connection or any one or more of the Services; such additional terms may include the imposition of fees or charges to connect to NYSE CAP. User's use of NYSE CAP or any Service after receipt of notice of amendment of this Agreement or of the Specifications constitutes acceptance of that amendment. User may amend User's information appearing on the signature page of this Agreement by emailing notice of such change to Client Relationship Services at crs@nyse.com. If User changes its name a new CAP Agreement shall be required. If the Member Organization for a Service Bureau becomes invalid, a new CAP Agreement shall be required. If the User has multiple Member Organizations, or adds additional clients, a new CAP Agreement shall be required. CAP Agreements must be current as determined in NYSE's sole discretion. CAP Agreements that are not current are subject to termination by NYSE.

7. Disclaimer

NYSE CAP and the Services are provided to User on an "as is" basis. NYSE, NYSE Technology, the Third Party Providers and their respective affiliates, officers, directors, employees, agents and licensors are herein referred to as the "Disseminating Parties." With respect to NYSE CAP Connection, the Services and the contents thereof, the Disseminating Parties do not make any representations and, to the fullest extent permitted by applicable law, hereby disclaim all express, implied and statutory warranties of any kind to User or any third party. This disclaimer includes, but is not limited to, representations and warranties regarding accuracy, timeliness, completeness, sequencing, currentness, noninfringement, merchantability, or fitness for any particular purpose, and any representations or warranties arising from usage or custom of trade or by operation of law. The Disseminating Parties assume no responsibility for the consequences of any errors or omissions, delays, inaccuracies, system failures or any other failures or shortcomings in connection with the User's receipt and use of NYSE CAP or any of the Services, and do not guarantee the timeliness, sequence, accuracy or completeness of any information or data provided as part of NYSE CAP or any of the Services.

8. Limitation of Liability

To the extent permitted by applicable law, in no event shall the Disseminating Parties be liable to User or anyone else for:

a) any type of damages (such as, but not limited to, direct, consequential, special, incidental, punitive or indirect damages), even if advised of the possibility of such damages,

b) any other loss or injury, or

c) any telecommunications charges or other costs,

incurred by User in accessing or using NYSE CAP or any of the Services.

9. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, USA, as they apply to Agreements made and performed solely therein. Disputes arising hereunder shall be subject to the exclusive jurisdiction of the Federal Courts of the united States of America and/or the State Courts of New York sitting in the City of New York, New York, USA. If a court finds any term or provision of this Agreement to be invalid or unenforceable, such term or provision shall be ineffective only to the extent of such finding and such court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Agreement in any other jurisdiction.

10. Term and Termination

The term of this Agreement shall commence upon valid execution hereof by the User and delivery to and acceptance by NYSE, and shall continue in effect until terminated. This Agreement and the Services may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion. Upon such termination, NYSE shall terminate the NYSE CAP Connection. The foregoing notwithstanding, the provisions of Paragraphs 2, 3, 4, 7, 8, 9, 10, 11, 12 and 13 shall survive any expiration or termination of this Agreement.

11. Assignment

User may not assign or delegate any of its rights or obligations arising hereunder, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Paragraph 11 shall be null and void.

12. Redistribution and Confidentiality

User, including any service bureau or public extranet, may not redistribute the NYSE CAP Connection or any Services, and may not disclose the content of any Service or any Specification, unless otherwise permitted pursuant to a separate written Agreement with NYSE or pursuant to a published policy of NYSE or as otherwise permitted by law. The foregoing shall not be construed to restrict the distribution or disclosure of any proprietary information of User solely because such information may have been transmitted via a NYSE CAP Connection.

13. Benefit of Agreement

The provisions of this Agreement are for the benefit of NYSE, NYSE Technology and the Third Party Providers. Each of NYSE, NYSE Technology and the Third Party Providers shall have the right to assert and enforce the provisions of this Agreement directly against the User.

14. External Access Network

User acknowledges and agrees that if, and to the extent, it receives any Services via the NYSE External Access Network ("NYSE EAN"), (i) any reference herein to NYSE CAP shall apply with equal force and effect to the NYSE EAN, (ii) any reference herein to a NYSE CAP Connection shall apply with equal force and effect to any NYSE EAN connection, and (iii) the provisions of this Agreement (other than references to any Specifications applicable only to CAP) apply to the receipt of Services via NYSE EAN to the same extent as to receipt of Services via NYSE CAP.

NYSE Bonds Trading License Application (“BTL”)

Please Type or Print Clearly

Organization and Contact Information:	
Name of Member Organization:	
Web CRD Number:	
Primary Contact:	
Contact Name	
Email Address	
Telephone / Fax Number	
Billing Contact:	
Contact Name	
Mailing Address	
City, State Province, Postal Code	
Telephone / Fax Number	
Email Address	

The cost of a NYSE Bonds Trading License is $1,000 per year.

The undersigned Member Organization understands and agrees that:

1. In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a BTL as prescribed in NYSE Rule 87.
2. The Rules of New York Stock Exchange LLC (NYSE) may be reviewed at *www.nyse.com*. As holder of a BTL, the undersigned agrees to comply with such rules as they are in effect from time to time, and without limiting the foregoing, that it will be subject to the jurisdiction of NYSE.

Signature of Authorized Representative: ____________________

Print Name: ____________________

Title: ____________________

Date: ____________________

Please send a completed version of this application to crs@nyse.com

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________

Business Address: ______________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc...)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________

Name: ______________________

Title: ______________________

Phone: ______________________

Email Address: ______________________

Date: ______________________

Completed application should be returned via email to crs@nyse.com.

NYSE Gateways Session Request Form

Non-Pillar Session Request Form

All firm connections are subject to and governed by applicable SEC rules and regulations, the rules of the Exchange, the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement, or other NYSE Agreement and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement.

For Test Session requests, please send competed session form to Firm Testing at firmtesting@nyse.com.
For Production session requests, completed session forms should be returned to Connectivity at connectivity@nyse.com.
For Pillar session requests, please use this form:
https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Pillar_NGW_Session_Request_Form.pdf
For questions regarding this form, please contact Connectivity at (212) 896-2830, Option 2.

Requestor Contact Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Environment:	Choose Environment		
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
Order Entry SenderComp IDs (If cloning, modifying or removing.):			
TPID or Master Firm/Mnemonic (If adding new session)			
BOLD Default Value (American Options Only)	Choose BOLD Default Value		

Drop Copy Settings *(Required)*	
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*	
Drop Copy Request Type (Choose One):	Choose Drop Copy Request Type
Drop Copy SenderCompIDs (If modifying or removing.):	
Drop Copy Type (Choose One):	Choose Drop Copy Type
Filter By (Choose One):	Choose Drop Copy Filter
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "Mnemonics", list the Mnemonics that should be reported. If you selected "SenderCompID", list the sessions you wish to drop to the drop copy session)*	
Message Preference:	Choose Message Preference

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to gateways** ***Format:*** ***xxx.xxx.xxx.xxx /XX***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
Choose Network Provider		
Choose Network Provider		
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Approver Information (All fields are required)	
Company Name:	
CRD #:	
First/Last Name:	
Title:	
Email Address:	
Phone:	
Date:	
By (Signature):	

Session Request Form
Pillar Native Gateway

Session Request Form -- Pillar Native Gateway
All firm connections are subject to and governed by: applicable SEC rules and regulations; the rules of the Exchange; the NYSE Master User Agreement, the NYSE Service Bureau Connection Agreement or other NYSE Agreement; and the associated fees (https://www.nyse.com/markets/fees). Capitalized terms that are not defined in this Session Request Form have the meanings given them in the Master User Agreement. **For questions regarding this form, please contact Connectivity at (212)896-2830 option 2,1.**

Contact Information	
Company Name:	
First/Last Name:	
Email Address:	
Phone:	

Session Detail (Please select only one option from the drop down lists below and specify number of Sessions)			
Request Type:	Choose Request Type		
Market:	Choose Market		
Session Type:	Choose Session Type	# of Sessions:	
Protocol:	Choose Protocol		
Sender Comp IDs (If modifying or removing.):			

Order Entry Settings *(Required)*	
- *Leave blank and proceed to the next page if protocol is drop copy.* - *Below default settings will apply if properties selection left unchanged.*	
MPID(s):	
Cancel on Disconnect:	None
Priority Update Ack Subscription:	Do Not Subscribe
Default Self-Trade Prevention:	None
Symbol Eligibility:	All Symbols
Max Order Qty (Exchange max applied, if blank.):	

Drop Copy Settings *(Required)*			
- *Leave blank if protocol is order entry.* - *Check only the settings that are changing if this is a modification.*			
Filter By (Choose One):	Choose Drop Copy Filter		
Based on the above selection, list all items to filter for below. *(e.g. – If you selected "MPID", list the MPIDs that should be reported.)*			
Protocol:	Choose Protocol	# of Drop Copy Sessions	
Message Preference:	Choose Message Preference		

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

Source IP Permission and Peering Information *(Required)*		
Network Provider	**Please list all Source IP Address Ranges you will use to connect to Native Gateways** ***Format:*** ***xxx.xxx.xxx.xxx /24***	**Please list the Peering IPs for the *IP ranges listed to the left*** ***Format:*** ***xxx.xxx.xxx.xxx***
Choose Network Provider		
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Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Firm Testing group: ☐

By (Signature) ______________________________

Name: ______________________________

Title: ______________________________

Company Name: ______________________ CRD # __________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed Session Request Forms should be returned via email to connectivity@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

Instructions and Information

Permit Holders must complete and the Exchange must approve the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
Will this MPID be accessing the exchange via a direct session or through a NYSE Service Bureau*? ***Service Bureau must sign in Section 5**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______________________)
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name:**	☐ Yes ☐ No ______________________

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

PILLAR Connectivity Questionnaire (CQ)

5. Service Bureau Authorization

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Service Bureau Connection Agreement, or other applicable NYSE Agreement.

Service Bureau Company Name:	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

Pillar
Service Bureau Connection Agreement

SERVICE BUREAU CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Service Bureau Connection Agreement ("Connection Agreement").

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________

(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________

Address: ______________________

____

Contact Person: ______________________

Title: ______________________

Phone: ______________ Fax: ______________

Email: ______________________

Web Address: ______________________

User represents that it is

☐ a service bureau acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Authorization and Acceptance

Authorized Signature of User: ______________________

Name: ______________________

Title: ______________________

Date: ______________

Please return completed form to Client Relationship Services at crs@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR SERVICE BUREAU CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection

This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights

User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law

User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing

User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection

NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment

NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for a Service Bureau becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment

User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR SERVICE BUREAU CONNECTION AGREEMENT

Member Name(s):

____
User (Service Bureau)

________________________ Authorized Signature of User	________________________ Name
________________________ Title	________________________ Date

Please email completed Exhibit to crs@nyse.com.

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

General Information

Firm Name: ______________________

Business Address: ______________________

City: ____________ State: ________ Zip: ________

Business Phone: ____________ CRD #: ____________

Authorized Traders

Full Name: ______________________

Email Address: ______________________

Phone #: ____________

Full Name: ______________________

Email Address: ______________________

Phone #: ____________

Full Name: ______________________

Email Address: ______________________

Phone #: ____________

Full Name: ______________________

Email Address: ______________________

Phone #: ____________

Authorized Signatory

By (Signature) ______________________ Date: ____________

Print Name: ______________________

Title: ______________________

Phone: ______________________ Email: ____________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT I

The audited consolidated financial statements for New York Stock Exchange LLC for the year ended December 31, 2018 follow.

CONSOLIDATED FINANCIAL STATEMENTS

New York Stock Exchange LLC and Subsidiaries
Period Ended December 31, 2018
With Report of Independent Auditors

New York Stock Exchange LLC and Subsidiaries

Consolidated Financial Statements

Period Ended December 31, 2018

Contents





Report of Independent Auditors

The Board of Directors and Management
New York Stock Exchange LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of New York Stock Exchange LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


EY
Building a better
working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York Stock Exchange LLC and Subsidiaries at December 31, 2018, and the consolidated results of their operations and their cash flows for the year ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 26, 2019

New York Stock Exchange LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2018

Assets	
Current assets:	
Cash and cash equivalents	$ 55
Short term financial investments	14
Accounts receivable	185
Loan receivable from affiliate	1,497
Other current assets	14
Total current assets	1,765
Non-current assets:	
Property and equipment, net	459
Goodwill	1,564
Other intangible assets, net	1,838
Other non-current assets	502
Total non-current assets	4,363
Total assets	$ 6,128
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 180
Due to affiliates, net	207
Income tax payable	1
Deferred revenue	48
Total current liabilities	436
Non-current liabilities:	
Accrued employee benefits	175
Deferred revenue	73
Deferred income taxes	429
Other non-current liabilities	72
Total non-current liabilities	749
Total liabilities	1,185
Equity	4,943
Total liabilities and equity	$ 6,128

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2018

Revenues:	
Transaction fees	$ 683
Listing fees	413
Data services fees	236
Affiliate	129
Other	40
Total revenues	1,501
Transaction-based expenses:	
Section 31 fees	171
Cash liquidity payments, routing and clearing	362
Total revenues less transaction-based expenses	968
Operating expenses:	
Compensation and benefits	186
Technology and communications	48
Professional services	40
Rent and occupancy	12
Selling, general and administrative	44
Depreciation and amortization	74
Affiliate	38
Total operating expenses	442
Operating income	526
Other income:	
Interest and other income, net	58
Income before income tax expense	584
Income tax expense	152
Net income	$ 432
Other comprehensive income:	
Employee benefit plan adjustments	21
Total comprehensive income	$ 453

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2018

Balance at January 1, 2018, as previously reported	$	4,426
Impact of adoption of ASC606		35
Balance at January 1, 2018, revised	$	4,461
Net income		432
Employee benefit plan adjustments to accumulated other comprehensive loss		21
Stock-based compensation		29
Balance at December 31, 2018	$	4,943

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2018

Operating activities:	
Net income	$ 432
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	74
Stock-based compensation	25
Deferred income taxes	9
Change in assets and liabilities:	
Accounts receivable	(21)
Other assets	(16)
Accounts payable and accrued liabilities	(34)
Due to affiliates, net	(423)
Deferred revenue	4
Other liabilities	(14)
Total adjustments	(396)
Net cash provided by operating activities	36
Investing activities:	
Sale of financial investments	2
Capital expenditures	(39)
Net cash used in investing activities	(37)
Net decrease in cash and cash equivalents	(1)
Cash and cash equivalents, beginning of year	56
Cash and cash equivalents, end of year	$ 55
Supplemental cash flow disclosure:	
Cash paid for income taxes	$ 4

See accompanying notes to consolidated financial statements.

1. Description of Business

New York Stock Exchange LLC (the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and seven central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: NYSE Arca, Inc., NYSE American LLC, NYSE National, Inc., and Chicago Stock Exchange, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include Stock Clearing Corporation, NYSE Market (DE), Inc., FINRA/NYSE Trade Reporting Facility LLC, and Securities Industry Automation Corporation (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2018, the Company held $50 million of these types of investments.

Short Term Financial Investments

The Exchange's financial investments generally are classified as available-for-sale securities and are carried at fair value as of the trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income (Note 8). Interest income on debt securities, bank deposits and other interest rate investments, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification method is used to determine realized gains and losses on sales of investments, which are reported in other income in the consolidated statement of comprehensive income.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each

2. Significant Accounting Policies (continued)

balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and other intangible assets. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2018.

2. Significant Accounting Policies (continued)

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 7).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statements of income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

2. Significant Accounting Policies (continued)

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action-related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on our exchanges. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over a two -year period, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange, which is generally estimated to be over a period of up to nine year for NYSE. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on our exchanges, which is generally estimated to be a period of six years for NYSE.

2. Significant Accounting Policies (continued)

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for New York Stock Exchange proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. We collect annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. We also charge customers for accessing our data services through Secured Financial Transaction Infrastructure, or SFTI. SFTI is a physical network infrastructure that connects our markets and other major market centers with market participants and allows those participants to receive data feeds. Revenues are primarily subscription-based, billed monthly, quarterly or annually in advance and recognized ratably over time as our performance obligations of data delivery are met consistently throughout the period. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2018, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of time we satisfy our performance obligations as previously described.

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. Generally, fees for other revenues contain one performance obligation. Services for other revenues are primarily satisfied at a point in time. Therefore, there is no need to allocate the fee and no deferral results as we have no further obligation to the customer at that time.

See "Recently Adopted and New Accounting Pronouncements" below for the new revenue recognition accounting standard and its impact on the Exchange's revenues.

2. Significant Accounting Policies (continued)

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Leases

We expense rent from non-cancellable operating leases, net of sublease income, on a straight-line basis based on future minimum lease payments. The net costs are included in rent and occupancy expenses and technology and communication expenses in the accompanying consolidated statements of comprehensive income.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (Note 8). The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist

2. Significant Accounting Policies (continued)

primarily of cash and cash equivalents, short term financial investments, customer accounts receivable and other short-term assets and liabilities.

Recently Adopted and New Accounting Pronouncements

The FASB has issued Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs - Contracts with Customers*, collectively referred to as ASC 606. ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 superseded prior revenue recognition guidance and requires the Exchange to recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 requires enhanced disclosures, including (i) revenue recognition policies used to identify performance obligations to customers and (ii) the use of significant judgments in measurement and recognition.

The adoption will accelerate the timing of recognition of a portion of original listing fees which prior to adoption have been deferred over an estimated customer life of up to nine years.

Revenue recognition related to our cash transaction fees trading, data services businesses and other revenues remains substantially unchanged.

On January 1, 2018, the Exchange adopted ASC 606 retrospectively. As a result, consolidated equity as of January 1, 2018 increased from $4,426 million to $4,461 million.

The FASB has issued ASU No. 2016-01, which provides updated guidance for the recognition, measurement, presentation, and disclosure of certain financial assets and liabilities, including the requirement that equity investments (except (i) those accounted for under the equity method of accounting or (ii) those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. The Exchange adopted ASU 2016-01 on January 1, 2018. The adoption of ASU 2016-01 did not result in any fair value adjustments on the date of adoption or during 2018. The Exchange has made a policy election under ASU 2016-01 to only adjust the fair value of such investments if and when there is an observable price change in an orderly transaction of a similar or identical investment, with any change in fair value recognized in net income.

The FASB has issued ASU No. 2017-07, *Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost*, or ASU 2017-07. The amendments in ASU 2017-07 require that an employer

2. Significant Accounting Policies (continued)

disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component in the same line item as other related compensation costs, and the other components of net benefit cost in the income statement outside of operating income. The guidance only allows the service cost component of net benefit cost to be eligible for capitalization. The Exchange adopted ASU 2017-07 on January 1, 2018. The Exchange has a pension plan, a U.S. nonqualified supplemental executive retirement plan, and post-retirement defined benefit plans that are all impacted by the guidance. Each of the foregoing plans are frozen and do not have a service cost component, which means the expense or benefit recognized under each plan represents other components of net benefit cost as defined in the guidance. The combined net periodic expense of these plans was $8 million in 2018 and was previously reported as an adjustment to compensation and benefits expenses in the accompanying consolidated statements of income. Following the adoption of ASU 2017-07, these amounts were reclassified to be included in other income, net, in the accompanying consolidated statement of income, and these adjustments had no impact on net income.

The FASB has issued ASU No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from finance and operating leases, along with additional qualitative and quantitative disclosures. It requires a lessee to recognize a liability in its balance sheet to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is required to be adopted at the beginning of the first quarter of fiscal year 2019. The Exchange expects to record a right-of-use asset of approximately $77 million, eliminate deferred rent of approximately $6 million and record a lease liability of approximately $82 million on our adoption date of January 1, 2019, primarily related to our leased office space and data center facilities. The Exchange will elect the alternative transition approach allowed under ASU 2016-02, under which the Exchange will record a cumulative effect adjustment to retained earnings on January 1, 2019, and will not restate prior periods. The Exchange expects to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to capitalization thresholds, leases with terms of less than 12 months and other application of discount rates. The Exchange's implementation of the amended lease guidance is subject to the same internal controls over financial reporting that are applied to the Exchange's consolidated financial statements.

3. Other Intangibles

The Exchange's intangible assets include $1,838 million of intangible assets purchased in connection with the ICE acquisition on November 13, 2013. The following table presents the details of the intangible assets as of December 31, 2018 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 1,524	$ –	Indefinite
Customer relationships	228	69	17 years
Trade names	155	–	Indefinite
Other intangible assets	67	67	3 years
Total	$ 1,974	$ 136	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2018, amortization expense of acquired intangible assets was $13 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2019	$ 13
2020	13
2021	13
2022	13
2023	13
Thereafter	94
Total	$ 159

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2018 were as follows (in millions):

Current:	
Federal	$ 97
State and local	46
Total current	143
Deferred:	
Federal	10
State and local	(1)
Total deferred	9
Total tax expense	$ 152

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2018 was as follows:

Federal statutory rate	21%
State and local taxes (net of federal benefit)	5
Effective tax rate	26%

The effective tax rate is greater than the federal statutory rate due to state income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2018 (in millions):

4. Income Taxes (continued)

Deferred tax assets:	
Deferred compensation	$ 50
Deferred revenue	22
Liability reserve	10
Tax credits and NOL carryforwards	5
Pension	10
Other	21
Total before valuation allowance	118
Valuation allowance	(1)
Total deferred tax assets, net of valuation allowance	$ 117

Deferred tax liabilities:	
Acquired intangible assets	$ (516)
Property and equipment	(30)
Total deferred tax liabilities	(546)
Net deferred tax liabilities	$ (429)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes utilized by its affiliates are treated as transactions between the Exchange and affiliates.

As of December 31, 2018, the Exchange has gross state and local net operating loss carry-forwards of $46 million. The net operating loss begins to expire in 2030.

For the year ended December 31, 2018 the unrecognized tax benefits increased by $4 million based on tax position related to current year. The ending balance is $20 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2018, the amount of recognized for interest and penalties are not material. Accrued interest and penalties were $4 million as of December 31, 2018. Tax years prior to 2010 no longer remain subject to examination.

5. Related Parties

The Exchange has agreements with ICE to support the operations of the Exchange. The expenses incurred by ICE primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services as well as other direct and overhead costs. NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to other execution venues

5. Related Parties (continued)

that contain the best bid or offer in the market. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2018, expenses of $38 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of income. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE also makes payments to vendors on behalf of the Exchange.

The Exchange has entered into service agreements with affiliates who are wholly-owned subsidiaries of Parent, to provide management and technical support services. The expenses incurred by the Exchange primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2018, revenues of $129 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of income.

As of December 31, 2018, the Exchange had a $207 million net payable related to these agreements. Additionally, as of December 31, 2017, the Exchange had a loan receivable from the Parent of $1,497 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2018, interest income of $34 million has been recorded and is reflected as interest and other income, net in the accompanying consolidated statement of income.

6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2018 (in millions):

Land, buildings and building improvements	$	280
Leasehold improvements		121
Computers and equipment		152
Software, including software development costs		172
Furniture and fixtures		22
Construction in Progress		23
		770
Less: accumulated depreciation and amortization		(311)
Total property and equipment, net	$	459

For the year ended December 31, 2018, amortization of software, including software development costs, was $25 million and depreciation of all other property and equipment was

6. Property & Equipment (continued)

$35 million. These expenses are included in depreciation and amortization expense in the consolidated statement of comprehensive income. The unamortized software balance, including software development costs, was $60 million as of December 31, 2018.

7. Pension and Other Benefit Plans

The employees of the Exchange and its Subsidiaries participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE American LLC represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2018; however, they are not managed separately. Based on the Exchange's 92% share, the accompanying consolidated financial statements includes $13 million of current liabilities classified as accounts payable and accrued liabilities, $165 million of noncurrent liabilities classified as accrued employee benefits, $83 million of other comprehensive loss reflected as equity, and net expense of the Plans of $8 million classified as other income, net. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2018, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. As a result of prior year de-risking strategy, ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2019. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and our business objectives. ICE's long-term objective is to keep the plan at or near full funding, while minimizing the risk inherent in pension plans.

7. Pension and Other Benefit Plans (continued)

The fair values of the pension plan assets at December 31, 2018, by asset category were as follows (in millions). See Note 9 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 8	$ -	$ -	$ 8
Equity securities:				
U.S. large-cap	-	21	-	21
U.S. small-cap	-	5	-	5
International	-	11	-	11
Fixed income securities	127	640	7	774
Total	$ 135	$ 677	$ 7	$ 819

The measurement date for the pension plan is December 31, 2018. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 9, as of December 31, 2018 and a statement of funded status of the pension plan as of December 31, 2018 (in millions):

Change in benefit obligation:	
Benefit obligation at January 1, 2018	$ 875
Interest cost	26
Actuarial gain	(61)
Benefits paid	(49)
Benefit obligation at December 31, 2018	791
Change in plan assets:	
Fair value of plan assets at January 1, 2018	869
Actual return on plan assets	(26)
Benefits paid	(49)
Fair value of plan assets at December 31, 2018	794
Funded status	3
Accumulated benefit obligation	791
Amounts recognized in the ICE consolidated balance sheet:	
Accrued employee benefits	3

7. Pension and Other Benefit Plans (continued)

The components of the pension plan expense in the ICE consolidated statement of income are set forth below for the year ended December 31, 2018 (in millions):

	Year Ended December 31, 2018
Interest cost	$ 26
Estimated return on plan assets	(29)
Amortization of loss	4
Aggregate pension expense	$ 1

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2019	$ 50
2020	49
2021	49
2022	49
2023	50
Next 5 years	244

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2018, the cash surrender value of such policies was $57 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2018 (in millions):

7. Pension and Other Benefit Plans (continued)

Change in benefit obligations:	
Benefit obligation at January 1, 2018	$ 49
Interest cost	1
Actuarial gain	(2)
Benefits paid	(7)
Benefit obligation at December 31, 2018	41
Funded status	(41)
Amounts recognized in the ICE consolidated balance sheet:	
Current liabilities	(5)
Non-current liabilities	(36)

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2018 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2019	$ 5
2020	5
2021	5
2022	4
2023	4
Next 5 years	14

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2018
Weighted-average discount rate for determining benefit obligations (pension/SERP)	4.0%/3.8%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	3.0%/2.7%
Expected long-term rate of return on plan assets (pension/SERP)	3.5% / N/A
Rate of compensation increase	N/A

7. Pension and Other Benefit Plans (continued)

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $5 million for the year ended December 31, 2018. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2018 is 4.0%. The weighted average discount rate for determining the interest cost as of December 31, 2018 is 3.0%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2018
Benefit obligation at the end of year	$ 154
Interest cost	5
Actuarial gain	(19)
Employee contributions	3
Benefits paid	(13)
Amounts recognized in the ICE consolidated balance sheet:	
Other liabilities	(10)
Accrued employee benefits	(144)

7. Pension and Other Benefit Plans (continued)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $13 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2019	$ 11
2020	11
2021	11
2022	11
2023	11
Next 5 years	54

For measurement purposes, ICE assumed a 7.2% annual rate of increase in the per capita cost of covered health care benefits in 2018 which will decrease on a graduated basis to 4.5% in the year 2038 and thereafter. The following table shows the effect to ICE of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

Assumed Health Care Cost Trend Rate	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$ 16	$ (14)
Effect on total of service and interest cost components	1	(1)

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2018 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 108	$ 4	$ (22)	$ 90

The amount of prior actuarial loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans as of December 31, 2018, which are expected to be recognized in net periodic benefit cost in the coming year, is estimated to be (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Loss (gain) recognition	$ 2	$ -	$ (1)	$ 1

7. Pension and Other Benefit Plans (continued)

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2018 were $8 million related to the Parent's defined contribution plans.

8. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 7 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

A summary of current investments at December 31, 2018 is as follows (in millions):

8. Fair Value of Financial Instruments (continued)

	Level 1	Level 2	Level 3	Total
Mutual Funds (SERP/SESP)[1]	$ 14	$ -	$ -	$ 14

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of the SERP and the SESP.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2018, none of these assets were required to be recorded at fair value since no impairments were recorded.

9. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims. In 2017, we recorded a $14 million accrual relating to ongoing investigations and inquiries. On March 6, 2018, the Company reached a settlement with SEC and agreed to pay a $14 million civil monetary penalty, together with certain other non-monetary relief.

The Exchange leases office space and incurs fees for offsite storage. The Exchange had no capital leases as of December 31, 2018. For the year ended December 31, 2018, rent and occupancy expense amounted to $12 million for these agreements.

The Exchange leases data center space under non-cancelable operating leases and equipment that expire at various dates through 2028. For the year ended December 31, 2018, the Exchange recorded technology and communications expense of $11 million for these agreements. Future payments under these obligations as of December 31, 2018 were as follows (in millions):

9. Commitments and Contingencies (continued)

	Lease Payments
Year:	
2019	$ 11
2020	12
2021	12
2022	12
2023	8
Thereafter	44
Total	$ 99

In addition to the leases discussed above, the Exchange shares office space with ICE. The Exchange's share of allocated rent and occupancy expense for the year ended December 31, 2018 was $1 million.

10. Subsequent Events

The Exchange has evaluated subsequent events and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying consolidated financial.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT K

The ownership structure of New York Stock Exchange LLC is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT M

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2019

EXHIBIT N

A schedule of securities listed on the New York Stock Exchange LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the New York Stock Exchange is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

ICE

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- **INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)**
  - ICE Mortgage Services, LLC
    - MERSCORP Holdings, Inc.
      - Mortgage Electronic Registration Systems, Inc.
  - Interactive Data Holdings Corporation (Refer to page 4 for full structure)
  - **INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
    - ICE Data Derivatives, Inc.
      - Intercontinental Exchange Israel Ltd.
        - Super Derivatives (Singapore) Pte. Ltd.
      - Super Derivatives (Singapore) Pte. Ltd.
      - Super Derivatives (India) Private Limited (99.99% Super Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
      - Super Derivatives UK Limited
      - Super Derivatives (Australia) Pty Limited
    - ICE Data Indices, LLC
    - ICE 5660, LLC
    - ICE 4165, LLC
      - Enterprises Aviation, LLC
    - BAKKT Holdings, LLC (47.8 Intercontinental Exchange Holdings, Inc.)
      - BAKKT, LLC
      - BAKKT Clearing, LLC(3, 6)
      - DACC Technologies, Inc.
        - Digital Asset Custody Company, Inc.
        - Digital Asset Custody Company UK, Ltd.
        - 10th Floor Software, LLC
    - BAKKT Management Holdings, LLC
      - BAKKT Management, LLC
    - ICE eConfirm LLC
    - ICE Brazil Technology, LLC
    - 10531561 Canada Inc.
      - ICE NGX Canada Inc.(3,17)
        - ICE NGX U.S. Inc.
        - Alberta Watt Exchange Ltd.
      - CalRock Brokers Inc.(6)
    - ICE Trade Vault, LLC(3)
    - DCFB LLC
    - ICE Markets Inc.
      - ICE Markets Corporation
    - ICE Data Management Group, LLC
    - ICE Data Investment Group, LLC
      - ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP ICE Data Investment Grp, LLC 99% LP)
        - Pit Trader, LLC
    - ICE U.S. OTC Commodity Markets, LLC(3)
    - Chatham Energy, LLC
    - ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
      - ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
      - eCops, LLC
      - New York Futures Clearing Corporation (Dormant)
      - Commodities Exchange Center (Dormant)
      - NYSE LIFFE Holdings, LLC
        - NYSE LIFFE US LLC
    - BRIX Holding Company, LLC
    - Ballista Holdings, LLC
      - ICE Execution Services, LLC (fka Ballista Securities LLC)
      - Trebuchet Holdings, LLC
    - ICE U.S. Holding Company GP LLC
    - ICE US Holding Company LP LLC
      - ICE U.S. Holding Company LP (GP: ICE U.S. Holding Company GP LLC; Class A Limited Partner: Intercontinental Exchange Holdings, Inc.; Class B Limited Partner: ICE US Holding Company LP LLC)
        - The Clearing Corporation(3) (Dormant)
          - Guaranty Clearing Corporation (Dormant(3))
          - onExchange Board of Trade (Dormant(3))
          - onExchange Clearing Corporation (Dormant(3))
        - ICE Clear Credit LLC(3, 9)
    - Radiate, Inc.
    - Creditex Holdco, LLC
    - Creditex Holdco Limited
      - Creditex Brokerage Holdco Ltd
      - Creditex Group, Inc.
        - ICE Processing, LLC (fka T-Zero Processing Services, LLC)
        - Creditex, LLC
        - CreditTrade, Inc.
          - Creditex Singapore Pte Limited
          - Creditex Securities Corporation(3, 4, 5, 6 & 18)
        - QW Holdings, LLC
          - Q-WIXX B Sub, LLC
            - Q-WIXX International Limited
    - TradeCapture OTC Holdings, Inc.
      - TradeCapture OTC Corp
        - Tap and Trade, Inc.
    - ICE ETF Hub, LLC
      - ICE Securities Execution & Clearing, LLC
    - TheDebtCenter, L.L.C.
      - TMC Bonds, L.L.C.(18)
    - ICE Swap Trade, LLC(3)
    - ICE Credit Hub, LLC
    - **NYSE Holdings LLC** (Refer to Page 2 for full structure)
      - Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
        - ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
        - ICE UK GP, LLC
        - ICE UK LP, LLC
          - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
            - ICE Europe Parent Limited
              - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
  - Hawk Enterprises 1, Inc.
  - Hawk Enterprises 2, LLC
  - Securities Evaluations, Inc.(5)
  - Intercontinental Exchange Property Protection, Inc.

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION (SEC)
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17	ALBERTA SECURITIES COMMISSION
18	MUNICIPAL SECURITIES RULEMAKING BOARD

Foreign Indirect Affiliate

UNITED STATES


ice

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- INTERCONTINENTAL EXCHANGE, INC.[7] (NYSE: ICE)
  - INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
    - **NYSE Holdings LLC**
      - Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
        - ICE UK GP, LLC
        - ICE UK LP, LLC
          - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
            - ICE Europe Parent Limited
              - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
        - ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
      - NYSE Group, Inc.
        - Wombat Technologies Development Limited
        - NYSE ARCA LLC
        - NYSE Technologies Canada Ltd.
        - NYSE Arca, Inc(5)
        - NYSE American LLC (formerly NYSE MKT LLC)(5)
          - NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
          - PDR Services LLC
        - New York Stock Exchange LLC(5)
          - NYSE Market (DE), Inc.
            - FINRA/NYSE Trade Reporting Facility LLC
          - Stock Clearing Corporation
          - Securities Industry Automation Corporation
            - NYSE Technologies Connectivity, Inc.
              - ICE Data Services Wireless LLC
                - StrikeNET LLC
                  - Electric Railroad LLC (Foreign Indirect Affiliate)
                  - Glacier Lake Transmission Services Ltd.
                  - Highway Networks LLC (UNITED STATES)
                  - Internet Services Telco LLC
                  - Strike Network Services LLC
                  - Wireless Internetwork LLC
              - ICE Atrium Inc.
        - Archipelago Trading Services, Inc. (4, 5)
        - Archipelago Securities LLC (4, 5)
        - NYSE National, Inc.(5)
          - NSX Securities LLC
        - NYSE Chicago Holdings, Inc.
          - NYSE Chicago, Inc. (5)
          - CHXBD, LLC (4)
      - NYSE (International) B.V.
        - NYSE (Holding) BV
          - NYSE Finance BV
      - NYSE IP LLC

KEY TO REGULATED ENTITIES	
1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


ice
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
5509794 Manitoba Inc.
ICE Futures Canada, Inc.
ICE Clear Canada, Inc.
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
Credit Market Analysis Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Markets Limited(2)
ICE Clear Europe Limited(3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
ICE Clear UK Limited (DORMANT)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Data Services Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
Climate Spot Markets Limited
Chicago Climate Exchange, Inc.
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Climate Spot Exchange Limited (DORMANT)
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
LIFFE (Holdings) Limited
LIFFE Services Limited(2)
LIFFE Administration and Management(9)
Foreign Indirect Affiliate
United States


ice

ICE Corporate Structure as of June 2019

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

- INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
  - Interactive Data Holdings Corporation
    - Igloo Intermediate Corporation
      - ICE Data Services, Inc.
        - Interactive Data Real-Time Group, Inc.
        - Interactive Data Luxembourg Holding S.A.R.L
          - Interactive Data Luxembourg Management S.A.R.L
            - Interactive Data Cayman Ltd.
            - IDCO Worldwide Holdings Ltd.
              - IDCO Overseas Holdings Ltd.
                - ICE Data Services Ireland Limited
                - Interactive Data (Europe) Ltd.
                  - ICE Data Services Japan KK
                  - ICE Data Services Italy S.r.l
                  - Interactive Data Finance (UK) Ltd.
                - ICE Data Services Jersey Limited
                - ICE Data Services Hong Kong Limited
                - ICE Data Services Australia Pty Ltd (16)
                - ICE Data Desktop Solutions Limited (2)
                - ICE Data Services France SAS
                - ICE Data Services Singapore Pte Ltd
        - ICE Data Connectivity & Feeds, Inc.
        - ICE Data Analytics, LLC
        - Interactive Data Online Properties, Inc.
        - ICE Data Pricing & Reference Data, LLC (5)
          - Interactive Data Canada Inc.
        - IDCO Canada Holdings Inc.

KEY TO REGULATED ENTITIES	
1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

Foreign Indirect Affiliate

United States